02034421

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Siderurgica Venezolana "Sivensa" S.A.

*CURRENT ADDRESS

PROCESSED

JUN 06 2002

**FORMER NAME

THOMSON FINANCIAL P

**NEW ADDRESS

FILE NO. 82- 3080 FISCAL YEAR 9-30-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 5/30/02

COMMISION FILE
No. 82-3080

SIDERURGICA VENEZOLANA "SIVENSA", S.A.

AND ITS SUBSIDIARIES

REPORT OF INDEPENDENT ACCOUNTANTS

AND CONSOLIDATED FINANCIAL STATEMENTS

IN U.S. DOLLARS

SEPTEMBER 30, 2001 AND 2000

82-3080

AR/S
9-30-01

COMMISION FILE
No. 82-3080

02 MAY 29 AM 11:05

SIVENSA

Siderúrgica Venezolana Sivensa S.A.

Annual Report 2001

Authorized Capital :	Bs. 80.000.000.000
Subscribed and Paid-in Capital :	Bs. 60.137.426.680

Siderúrgica Venezolana, Sivensa S.A. engages in steelmaking and metalworking activities for the domestic and export markets. Through its divisions it manufactures semi-finished and finished products for the rolling and construction industry respectively, iron-ore briquettes for the steel sector and wire for industrial and agricultural use. Its partners are: Bekaert Corporation in the Vicson Division, CVG Ferrominera Orinoco and BHP Billiton in the IBH Division and the members of the Amazonia Consortium (Techint, Siderar, Tamsa, Hylsamex and Usiminas). Sivensa's labor force as of September 30, 2001 was 2,921 workers.

BOARD OF DIRECTORS

Directors
Henrique Machado Zuloaga
Chairman

Oscar Augusto Machado
Chief Executive Officer

Guillermo Rodríguez Eraso
Reinaldo Cervini
Luis I. Mendoza (s)
Gustavo J. Vollmer
Pedro Palma Carrillo

Alternate Directores
Armando Loynaz Reverón
Arnold Volkenborn
María C. Machado de Sosa
Gonzalo Mendoza
Pedro Carmona
Eliyahu Weisz
Carlos Luis Romero
José M. Fragachán

EXECUTIVE COMMITEE

Chairman
HENRIQUE MACHADO ZULOAGA

Chief Executive Officer
OSCAR AUGUSTO MACHADO

NEIL J. MALLOY
General Corporate Director and
General Director of IBH

HÉCTOR J. PEÑA
Corporate Director of Legal and Auditing

GUSTAVO MACHADO
Chief Financial Officer

ALEJANDRO SANANEZ
General Director of Vicson

To our Shareholders

During the October 2000-September 2001 period, Venezuela showed moderate economic growth, resulting primarily from the oil, communications, and construction sectors. Nevertheless, in this period, the country recorded a 12.29% rate of inflation while the devaluation was 7.5%[1], that when taking into consideration the behavior of these indicators in former years, comes to a nominal overvaluation for exports of 51.2%[2] as of September 30, 2001. As mentioned in previous editions of the annual report, the exchange rate overvaluation lowers the price for imports and affects the cost structure in bolívares of the industries that produce saleable goods detracting from competitiveness in their operations.

On the international front, the steel crisis deepened, being characterized by oversupply, competence intensification, increase in international commerce and -for the third consecutive year- low price levels for products.

International Setting:

During the last four years, the world steel market has shown a significant growth in production, compared with a very small increase in consumption. The production surpluses that began in 1997 initiated the price crisis that has been in effect since the second half of 1998, and that yielded, by the end of the year 2001, an inventory accumulation that exceeds 50 million metric tons. This volume represents approximately 6% of the world steel production in the year 2001.[3] This crisis, qualified by the analyst Peter Marcus as the worst in the history of the steel industry[4], and that has taken the Organization for Economic Cooperation and Development, OECD, to express the need for

---

[1] Source: Banco Central de Venezuela

[2] Source: Metroeconómica

[3] Source: Latin American Iron and Steel Institute, International Steel Institute

[4] World Steel Dynamics. Presentation to the ILAFA Congress, October 2001.

governments to favor conditions to reduce the world steel supply.

To date, as a consequence of the extended steel crisis, twenty-four steel companies in the United States have neither filed for Chapter 11 or are in bankruptcy. The U.S. International Trade Commission, ITC, announced, after studying a request put forward by the steel union, that it had found evidence that 80% of the products presented had suffered damage due to disloyal commerce. It is expected shortly that the United States will adopt new restrictions for steel imports, which will provoke an enormous diversion of products to other destinations.

Separately, the Latin American Iron and Steel Institute, (Ilafa), in a joint statement by the member countries, alerted the Latin American governments over the threat of import diversion to the region and requested the defense of the markets and a firm negotiation in the forum of the OECD, that will preserve the efficient capacity of the Latin American companies.

In Venezuela, our companies have actively participated in the request made by the Venezuelan Steel Institute (IVES) and the Association of Metallurgical and Mining Industrialists (A.I.M.M.) to the Ministry of Production and Commerce, to temporarily increase the tariffs of approximately 100 products in the chain. A reply is expected soon.

Markets

Steel:

In the national market, the Gross Domestic Product of the construction area increased 11.4%[5] in the October 2000 - September 2001 period, due mainly to the execution of public interest works and the construction of shopping centers. As a result of this, total sales of rebars and steel products directed to the light construction industry (beams, angles, flats and welded steel mesh) showed a moderate recovery. Towards the end of the fiscal period, the demand for products directed to the construction sector declined.

---

5 Source: Metroeconómica

Briquettes:

The steel crisis mentioned earlier, has brought with it an oversupply of pig iron and an increase in scrap inventories, which explains why the drop in prices for briquettes continued for the third consecutive year.

Wire:

The local market for wire and wire products improved slightly due to a greater demand of products directed to the agricultural, oil and infrastructure industries. In the Colombian market, where Proalco -a Vicson subsidiary- operates, the volume demand remained stable compared to the previous fiscal period.

Automotive (Discontinued operation):

In May 2001, Sivensa sold to Dana Corporation its participation in the C.A. Danaven subsidiary (51% owned) and its Danaven Rubber Products, C.A. subsidiary, as well as the investment that Sivensa had in the affiliate Industrias de Ejes y Transmisiones, S.A. "Transejes" (49% owned) for a total of US$ 21,000,000. The sale of Danaven and its subsidiary Danaven Rubber Products, C.A. in 2001, together with the sale of other subsidiaries in the automotive sector completed in 2000, constitute disposition of the business in the automotive sector, therefore, the effects of these transactions on the net results during fiscal years 2001, 2000 and 1999 were included under the "Net Loss for Discontinued Operations" line of the Consolidated Statement.

Consolidated Results:

Sivensa's sales in the October 2000 – September 2001 period were US$ 333.5 million, compared with US$ 315.4 million in the preceding fiscal period. The net loss was US$ 101.7 million, compared to US$ 97.7 million in the previous fiscal year. In order to analyze Sivensa's consolidated results in this fiscal period, we must separate three aspects: the results in operations, the restructuring of Sivensa and Sidetur's debt, and the investment in Orinoco Iron.

Results in Operations:

The Sidetur Division recorded sales of US$ 190 million, 11% higher than the prior fiscal year. The Division's operating profit was US$ 22.1 million, 79% higher than that of the October 1999-September 2000 period. Separately, Vicson, recorded sales of US$ 79.6 million and an operating profit of US$ 6.9 million: a 12% and 53% increase respectively, compared to the previous fiscal period. Regarding the briquette business, the IBH Division reflected a 24% decrease in the sales level[6], reaching US$ 61.1 million, and recorded a US$ 16.8 million loss in operations, as compared to the US$ 2 million loss in the preceding year. Even though Venprecar's performance was offset by the positive results in operations of the Sidetur and Vicson subsidiaries, and by the cut in administrative expenses, Sivensa's operating profit was US$ 4.6 million, 19% lower than in the prior fiscal period.

Restructuring of Sivensa's Debt

In May 2001, as part of the financial obligations restructuring process, Sivensa sold its participation in Danaven, Danaven Rubber Products and Transejes de Colombia, to Dana Corporation for US$ 21 million. This amount was used to amortize part of the debt and to pay interest. Due to the US$ 19 million reduction of the principal owed, the interest payment was reduced from US$ 33.95 million in the prior fiscal year to US$ 30.41 million this year. However, in the Statement of Results, the *Interest and other Financial Expenses* line shows a 16% increase, due mainly to the amortization of expenses of the July 2000 restructuring agreement. Similarly, the interest income decreased from US$ 11.9 million to US$ 3.5 million, as a result of IBH's capitalization of Orinoco Iron's subordinated debt.

In September 2001, within the financial debts restructuring process and upon request of the creditor banks, Sivensa asked the National Securities Commission (CNV) to exempt it from the obligation of decreeing and paying dividends for a period of six years starting from the effective date of the second debt restructuring mentioned before. This request was authorized by the CNV on October 19, 2001, on condition of the approval by the shareholders' meeting.

[6] The IBH Division only consolidates Venprecar's operations.

Investment in Orinoco Iron

Regarding the participation of the IBH subsidiary in Orinoco Iron, these operations reflected a loss in Sivensa's consolidated results of US$ 41.6 million or 41% of the net loss due to a combination of low volumes produced, depressed prices during the fiscal period and the accumulation of financial interest.

During the fiscal year ended September 30, 2001, it was not possible to operate simultaneously more than two of the four production trains due to, among other factors, the limited working capital available and the international price crisis for briquettes.

Most of the failures found in certain equipment, some of them under warranty, were corrected during the fiscal period. However, problems in certain equipment at the Orinoco Iron plant are still present.

Some improvements were introduced, among them, the installation of water injection systems to the production trains in order to stabilize the temperature during the reduction process. These modifications helped to reach campaigns higher than 90 days, which represents a positive change in relation to prior runs, and to reach during certain periods, consumption and production indicators in accordance with the design parameters.

Considering the low price level for the briquette, Orinoco Iron recently decided that during fiscal period 2002 (October 2001-September 2002) only one of the two production modules of the plant will operate.

On March 29, 2001, BHP (currently BHP Billiton), issued a press release informing that it would recognize as a loss its investment in the Orinoco Iron project and that it would cease future investments in it. The press release stated that, based on an operational and market conditions analysis, the Australian partner did not expect the Orinoco Iron project to reach BHP's operating and financial performance targets needed to justify any further investments in the project, nor would it be able to satisfy the terms initially established in the project's financing agreement.

During the year 2001, Orinoco Iron was unable to meet payment terms, conditions and some "Covenants" set out in its loan contract. As a consequence, Orinoco Iron's creditor banks accelerated the maturity of the total amount of principal and interest outstanding under Orinoco Iron's credit facility, and requested the guarantors, Venprecar, a subsidiary of IBH among them, the corresponding payments. In May 2001, BHP Billiton paid Orinoco Iron's creditor banks US$ 314 million, corresponding to its proportional quota (50%) of the debt that it guaranteed. Currently, Orinoco Iron and IBH are negotiating with the creditor banks and BHP Billiton the restructuring of Orinoco iron's debt that reaches some US$ 658 million.

Similarly, IBH is holding talks with BHP Billiton, with the purpose of reaching an agreement about the pre-existing obligations related with the partnership. IBH and BHP Billiton are also evaluating options to possibly incorporate a new shareholder to Orinoco Iron.

Assuming that the restructuring of the debt will allow deferral of the capital and interest amortization payments, and considering the recent operating results of the plant, Orinoco Iron re-estimated its investment requirements in excess of US$ 100 million[7] to cover the working capital and investment in assets needs.

Separately, the affiliate Operaciones RDI (50% owned by the IBH subsidiary) temporarily shutdown its plant due to maintenance requirements and unfavorable market conditions. It has not been decided how long the plant will remain closed.

Venprecar:

According to revisions made by the management of the Venprecar subsidiary, certain major repairs in the gas reformer's catalytic tubes are required to regulate the plant's productive capacity. The company will be able to make this investment only when IBH's financial situation is stable and the prices for metallic recover.

Efficiency, quality and cost reduction:

During the fiscal year, Sivensa (the Corporation) and its various divisions continued enhancing the programs geared to improving their efficiency and reducing costs. Among these programs are:

---

[7] In March 2001, the fund requirement of US$ 220 million was announced.

- In Sidetur, the working capital was kept at an optimum level, closing at US$ 31 million. This Division obtained the ISO 9000 Platinum certification for its long products, which is the greatest distinction that Fondonorma grants regarding quality.

- In Vicson, the simplification and optimization of the production processes and methods continued. In the Valencia plant, the galvanization technology with the Jet Wipping method, which has made important improvements in the performance levels, was consolidated.

- In IBH, in response to the lower demand for briquettes from the United States, their main market, the portfolio of customers was diversified, especially among European steel makers. Similarly, loading a greater average tonnage of briquettes per ship increased the dispatching efficiency.

- In the Corporation, the payroll was reduced by 46 employees, which will represent an annual savings of US$ 2.5 million. Likewise, the rationalization processes in the corporation's activities continued.

Sidor

As a consequence of the economic setting previously described, Sidor has presented negative results in the year 2001, which resulted in a delay in the fulfillment of its financial obligations. On October 24, 2001, Sidor and Amazonia informed their financial creditors that as of June 30 and September 30, 2001, Sidor could not comply with the interest coverage ratio pledged in the debt restructuring contracts, nor was the required cash deposit made in the reserve account in accordance with these contracts. Sidor and Amazonia began negotiations with their creditors and with Venezuela's governmental lending institutions with the purpose of restructuring their financial obligations.

Sivensa has a 13.25% participation in Amazonia, which also owns 70% of Sidor. Sivensa keeps its investment in Amazonia at book value as of March 31, 2000, the date when it reduced its participation in the Consortium.

Priority Attention Aspects:

During the fiscal year, management gave top priority to the following aspects that continue to be of fundamental importance in the new accounting period begun in October 2001, since the company' s future is conditioned by their resolution:

- Restructuring of Sivensa and Sidetur's debt: This will allow the adaptation of the debt service to the operation's cash generating capacity.

- Restructuring of Orinoco Iron's debt: Talks with the creditor banks and State suppliers continue in order to reach a satisfactory agreement. Orinoco Iron's creditor banks have expressed their interest in achieving a successful restructuring of the financial obligations. It is necessary to point out that the Corporación Venezolana de Guayana, in meeting its objective of adding value to the products of their companies, preserving employment in the region and generating indirect exports through the development of the industry, has supported the operations of Orinoco Iron and other steel and direct reduction companies in Guayana.

At the close of fiscal year 2001, we noticed some external aspects that signal a difficult environment facing the new year: a) in the international environment, an extension of the steel crisis, worsened by the consequences on the economy resulting from the events of September 11, as well as the effect of possible protection measures that are being implemented in several countries; b) in the local environment, the impact of the drop in oil prices and continued overvaluation of the bolivar. Likewise, it will be of great significance the development of Sidor's debt restructuring negotiations considering the investment and guarantees granted by Sivensa, as part of the Amazonia Consortium, during the privatization process of the steel company.

Fundametal

The Center for Applied Knowledge, Fundametal, has twenty-five years of continuous work adding value to the human resource aspect of a vast number of companies and national institutions. The orientation and recent growth of Fundametal, diversifying its performance scope to a wide range of clients in different regions of the country, and supported in valuable partnerships that are strategic for the development of programs adjusted to the client's needs, has enabled it to become self-sufficient and compete with other institutions in the field.

Our human resources, which during the last years have struggled to overcome the adversities of the environment, deserve sincere recognition for their encouragement, perseverance and creativity to propose solutions that direct the company to overcoming this critical situation. We trust and rely on their contributions to face the challenges of the coming years.

Sincerely,

Henrique Machado Zuloaga	Oscar Augusto Machado
Chairman	Chief Executive Officer

Caracas, December 14, 2001.

PERFORMANCE ANALYSIS BY BUSINESS SECTOR

Steel:

In the national market, the Gross Domestic Product for the construction industry increased 11.4% with respect to the previous fiscal year. The sales volume of finished products of our subsidiary Sidetur increased 25% in the local market, reaching 388 thousand MT in fiscal year 2001. This important rise in the sales of products is mainly related to the development of public interest works, construction of shopping centers and the greater market requirements that Sidetur had to cover during Sidor´s strike in the month of May. It is necessary to point out that towards the end of the fiscal period, the local demand for products directed to the construction industry slowed down.

Due to improved local market conditions, low international prices and the negative implications of the currency overvaluation, Sidetur´s sales volume to the export market in the current fiscal period was 103 thousand metric tons, which represents a 30% decrease.

As previously mentioned, Sidetur´s operating profit rose 79% with respect to the October 1999-September 2000 period. This improvement can be explained by the recovery of sales volume in the domestic market, as well as by the productivity increases and cost and expense reductions.

In carrying out its functions of promoting the company's image through technical binding activities with the active and potential clients, Sidetur's Technical Advisory Commission displayed prolific activity. This was done through the issuance of books referring to architectural and engineering issues, organization and development of technical seminars and coordination of the group working on the development of the lightened pannels_norm.

During the fiscal year, the standardizing and quality-certifying institute in Venezuela, Fondonorma, granted the Platinum 9000 certification to Sidetur's steel long products. This is the highest recognition regarding integral quality policies in Venezuela. The Platinum 9000 is granted to those companies that have products or services that are in compliance with the quality requirements established in the norms and with a quality system implemented in accordance with the guidelines of the ISO international norm.

HBI:

During the fiscal period, the Venprecar plant reported a production of 691 thousand metric tons of briquettes, which represents a 15% decrease with respect to the previous fiscal period. During the first four months of the accounting period, the plant's production capacity was affected by failures in the heat recuperators, which were replaced during the maintenance shutdown in February. Following that, the company decided to continue operating the plant at approximately 90% of its capacity with the purpose of extending the working life of the reformer's catalytic tubes. Operating practices recommend this equipment to be replaced soon because it is in the final stage of its useful life. The company will be able to make this investment only when IBH's financial situation is stable and the prices for metallic recover.

In the year 2001, the market for metallic scrap suffered for the third consecutive year due to the steel industry's global crisis. This important factor combined with Venprecar's lower briquette production caused the operating losses reported by IBH during the period.

It is also worth mentioning that the main destination of IBH's products, the United States, reduced its metallic consumption with respect to the prior fiscal year. In view of this circumstance, the IBH division diversified its portfolio during the fiscal period, obtaining new customers that represented 17% of total sales.

Orinoco Iron Plant

Orinoco Iron's briquette production reached 400,000 metric tons during the fiscal year, as compared to 42,000 metric tons in the preceding fiscal period, when operating tests of the first production trains were started.

Brifer

The Brifer and Voest-Alpine Industrieanlagenbau companies that hold the intellectual rights over the Fior® and Finmet® processes, informed that the BHP Finmet® plant located in Port Hedland, Australia, was able to operate the four production trains simultaneously with a production close to 7,000 metric tons per day. This is equivalent to the nominal capacity of 70 tons per hour per train.

Operaciones RDI

In March 2001, IBH announced that operations of the RDI briquette plant, which began operations in 1976 and is 50% owned by IBH, had been indefinitely suspended. It has not been decided how long this plant will remain closed.

Wire:

Sales of wire and wire products in Vicson's consolidated results reached US$ 79.6 million, of which US$ 60.2 million correspond to operations in Venezuela and US$ 19.4 million to the operations of the Proalco subsidiary in Colombia. Of the total sales, US$ 10.5 million were directed to markets different from the Colombo-Venezuelan one. In volume terms, the combined production of the two countries was over 90,000 metric tons, 20% higher than the previous year, due mainly to growth in Colombia as a consequence of the acquisition of the wire businesses of Heliacero and Simesa.

During the year, Vicson, went into greater depth in several cost reduction and productivity improvement programs. Among these was the implementation of the Lean and High Performing-Bekaert model that allows the continuation of simplification and optimization of production processes and methods. Likewise, in the Valencia plant, the galvanization technology with the Jet Wipping method, which has produced important improvements in the process performance levels, was consolidated.

In Colombia, Proalco operates four centers located in Manizales, Bogotá, Medellín and Armenia. In the five years elapsed since Vicson made incursions into Colombia, Proalco has developed a technological strengthening and expansion process. It is currently advancing the enhancement of the plant in Bogotá and the installation of a new state-of-the-art galvanization line.

INVESTOR RELATIONS

Investor Relations Caracas	**Corporate Planning Department** Av. Venezuela, Edificio Torre América, Piso 12. Urbanización Bello Monte. Caracas, Venezuela Telephones: (58-212) 707.61.45 /707.62.80 Telefax: (58-212) 762.99.38 E-mail: armando.rondon@sivensa.com
Investor Relations New York	**Geoffrey Bell and Co.** 780 Third Avenue, New York, N.Y. Telephone: (212) 888.37.00 Telefax: (212) 888.37.07 E- mail: d.vandecker@worldnet.att.net
Transfer Agent	**Planivensa** Av. Venezuela, Edificio Torre América, Planta Libre. Urbanización Bello Monte. Caracas, Venezuela. Telephones: (58-212) 707.64.68 / 707.64.66 Telefax: (58-212) 707.64.56 E-mail: peggy.medina@sivensa.com
Auditors	**Espiñeira, Sheldon y Asociados** (Member of Price Waterhouse Coopers) Av. Principal de Chuao, Edificio del Río, Caracas, Venezuela Telephone: (58-212) 902.62.91 Telefax: (58-212) 902.63.41 E-mail: carlos.g.gonzalez@ve.pwcglobal.com

ESPIÑEIRA, SHELDON Y ASOCIADOS

Firma miembro de
PRICEWATERHOUSECOOPERS

Espiñeira, Sheldon y Asociados
Avenida Principal de Chuao
Edificio Del Río
Apartado 1789
Caracas 1010-A Venezuela
Teléfono: 902 6666
Telecopier: 991 5210

REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Board of Directors of
Siderúrgica Venezolana "Sivensa," S.A.

1) We have audited the accompanying consolidated balance sheets of Siderúrgica Venezolana "Sivensa," S.A. ("SIVENSA") and its subsidiaries at September 30, 2001 and 2000, and the related consolidated statements of operations, shareholders' equity and cash flows for the three years ended September 30, 2001, prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The preparation of these financial statements and their notes is the responsibility of SIVENSA's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements include the accounts of the 50.002%-owned subsidiary, VICSON, which in 2001 show total consolidated assets of some US$73.8 million (US$64.5 million in 2000) and consolidated net income of some US$3.4 million (a net loss of US$2.4 million in 1999 and net income of US$1.9 million in 2000). The financial statements of this subsidiary were audited by other independent accountants whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for such subsidiary, is based solely on the report of the other independent accountants.

2) We conducted our audits in accordance with auditing standards generally accepted in Venezuela. Those standards require that we plan and perform our audits to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other independent accountants provide a reasonable basis for our opinion.

3) As indicated in Note 9, SIVENSA has been unable to meet some payment conditions and covenants established in a long-term loan agreement with several banks, which at September 30, 2001 shows a balance of US$194 million and is reported as a long-term liability in the accompanying financial statements. Due to this situation, creditor banks may consider the outstanding balance due and payable. However, in December 2001 SIVENSA's management and its creditor banks reached agreements to restructure this debt. Documents in respect of these agreements are being completed and approval is being obtained from SIVENSA's

shareholders; therefore, we are unable to anticipate the outcome of this matter. We believe that, under these circumstances, the outstanding balance of this loan should be reported as short-term to comply with accounting principles generally accepted in the United States of America.

4) In our opinion, based on our audits and the report of the other independent accountants, except for the matter indicated in the third paragraph, the accompanying consolidated financial statements audited by us present fairly, in all material respects, the financial position of Siderúrgica Venezolana " Sivensa," S.A. and its subsidiaries at September 30, 2001 and 2000, and the results of their operations and cash flows for the three years ended September 30, 2001, in conformity with accounting principles generally accepted in the United States of America.

5) As indicated in Note 8, Consorcio Siderurgia Amazonia and its subsidiary, Siderúrgica del Orinoco ("SIDOR"), did not comply with some covenants set out in several loan agreements, and SIDOR failed to make certain payments upon maturity. Therefore, creditor banks may consider the outstanding balance as due and payable. This matter, as well as SIDOR's operating losses, raise substantial doubts as to the capacity of SIDOR to continue as a going concern. Amazonia shares, including those owned by SIVENSA, have been pledged in favor of one of these loans. Additionally, SIVENSA has granted certain guarantees for some US$25 million in connection with SIDOR's privatization and guarantees for some US$100 million for one of these loans. At September 30, 2001, SIVENSA's investment of US$42.1 million represents its 13.25% equity in Amazonia. SIDOR is currently negotiating with its creditors to restructure these debts. At present, we are unable to anticipate the outcome of this matter and its effect, if any, on the accompanying consolidated financial statements.

6) As explained in Note 7, the subsidiaries, International Briquettes Holding ("IBH") and Venezolana de Prerreducidos Caroní "Venprecar," have granted guarantees on a portion of a long-term loan received by the affiliated company, Orinoco Iron. At September 30, 2001, the portion guaranteed by IBH and Venprecar amounts to US$329 million. In 2001 Orinoco Iron has been unable to meet the payment conditions and some covenants set out in this loan agreement; therefore, the outstanding balance may be considered by creditor banks as due and payable. Orinoco Iron and IBH are currently negotiating with creditor banks to restructure this debt. We are presently unable to anticipate the outcome of this matter and its effect, if any, on the accompanying consolidated financial statements.

To the Shareholders and Board of Directors

7) As indicated in Note 7, a worldwide drop in iron prices and delays in start-up of the new Orinoco Iron plant and production buildup have adversely affected the results of operations and financial position of the affiliated companies, Orinoco Iron and Operaciones RDI, which are part of a Joint Venture between IBH and Broken Hill Proprietary Company Limited ("BHP"). At September 30, 2001, the subsidiary, IBH, has an investment of US$54.2 million representing its 50% equity in this Joint Venture. In March 2001 BHP announced that it would write off its equity investment in Orinoco Iron and cease any further investment in this project. These factors, the need for additional funding, and the matters mentioned in connection with Orinoco Iron's long-term loan in the previous paragraph, raise uncertainty as to the capacity of these affiliates as going concerns. As indicated in Note 7, managements of IBH and its affiliate, Orinoco Iron, are currently assessing the possibility of obtaining additional funding and a significant reduction of Orinoco Iron's debt. The financial statements of the Joint Venture's affiliates, used by SIVENSA to record its equity have been prepared on the basis of a going concern and do not include adjustments that may arise when these uncertainties are resolved.

8) As indicated in Note 1, the worldwide drop in iron prices, Venezuela's economic recession, and the effects from the distortion in the Venezuelan exchange parity, have adversely affected the results of operations and financial position of SIVENSA and its subsidiaries. These factors, the matters mentioned with regard to the loans in the third and sixth paragraphs, and the status of the investments and guarantees indicated in the fifth and seventh paragraphs raise uncertainty as to the capacity of SIVENSA and its subsidiaries as going concerns. Managements of SIVENSA and its subsidiaries are currently negotiating with their creditor banks and assessing alternatives to improve their profitability and financial position. The accompanying financial statements have been prepared on the basis of a going concern and do not include any adjustments that may arise when these uncertainties are resolved.

ESPIÑEIRA, SHELDON Y ASOCIADOS

Carlos González G.
CPC 21291

Caracas, Venezuela
December 17, 2001

SIDERURGICA VENEZOLANA "SIVENSA", S.A.

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

(Thousands of U.S. dollars)

	September 30, 2001	September 30, 2000
ASSETS		
Current assets:		
Cash and cash equivalents	24,867	12,916
Accounts receivable -		
Trade and others (Note 3)	38,243	62,473
Minority partners and related companies (Notes 7 and 17)	5,532	16,014
Advances to suppliers	1,536	3,610
Inventories (Note 4)	46,028	82,891
Prepaid expenses, deferred income tax and other current assets (Note 12)	5,948	9,084
Total current assets	122,154	186,988
Property, plant and equipment, net (Note 5)	227,276	365,746
Investments (Note 6) -		
Shares and land	50,170	48,979
In affiliates accounted for by the equity method	54,232	114,587
Accounts with related companies (Note 17)	4,138	6,211
Deferred income tax (Note 12)	2,630	22,917
Spare parts and other long-term assets (Notes 4 and 9)	18,627	30,604
Total assets	479,227	776,032
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Bank loans (Note 9)	12,332	25,381
Current portion of long-term loans (Notes 9 and 11)	-	47,379
Current portion of advance received from future sale of accounts receivable (Note 10)	-	1,328
Accounts payable -		
Suppliers	20,772	54,636
Related companies (Note 17)	22,899	26,946
Profit sharing, vacation and other employee benefit accruals	12,220	21,796
Taxes (Note 12)	5,070	5,699
Interest and bank commissions payable	5,978	8,009
Dividends payable	177	191
Other current liabilities	9,037	15,347
Total current liabilities	88,485	206,712
Debts being restructured (Notes 9 and 10)	241,850	-
Long-term loans (Note 9)	-	225,931
Advance received from future sale of accounts receivable (Note 10)	-	46,502
Accrual for employee termination benefits, net of advances and loans to employees of US$15,398 (US$19,120 in 2000)	9,215	11,035
Other liabilities	5,213	3,633
Total liabilities	344,763	493,813
Minority interests in subsidiaries	77,331	123,413
Shareholders' equity, see accompanying statement (Note 13)	57,133	158,806
Total liabilities, minority interests and shareholders' equity	479,227	776,032

The accompanying notes are an integral part of the consolidated financial statements

SIDERURGICA VENEZOLANA "SIVENSA", S.A.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF OPERATIONS

(Thousands of U.S. dollars, except per share data)

	Years ended September 30,		
	2001	2000*	1999*
Net sales:			
Exports	112,239	121,674	117,212
Domestic	221,262	193,687	210,262
	333,501	315,361	327,474
Cost of sales	(292,711)	(271,385)	(305,204)
Gross income	40,790	43,976	22,270
General and administrative expenses	(36,197)	(38,291)	(46,266)
Operating income (loss)	4,593	5,685	(23,996)
Equity in the losses of affiliates (Note 6)	(59,390)	(51,319)	(55,615)
Interest and other debt expense (Notes 9 and 10)	(48,588)	(42,008)	(36,704)
Interest income (Note 7)	3,500	11,903	11,527
Net exchange gain (loss) (Note 2-a)	402	693	(3,653)
Other income (expense), net (Notes 6 and 11)	(1,023)	3,020	(6,529)
	(105,099)	(77,711)	(90,974)
Loss before taxes and minority interests	(100,506)	(72,026)	(114,970)
Taxes (Note 12)	(14,689)	(1,283)	(11,154)
Loss before minority interests	(115,195)	(73,309)	(126,124)
Minority interests in subsidiaries	21,148	4,616	8,812
Net loss from continued operations	(94,047)	(68,693)	(117,312)
Net loss from discontinued operations (Notes 1 and 2-b)	(7,617)	(29,023)	(6,712)
Net loss	(101,664)	(97,716)	(124,024)
Net loss per share (in US$):			
From continued operations	(0.031)	(0.023)	(0.044)
From discontinued operations	(0.003)	(0.010)	(0.002)
Net loss	(0.034)	(0.033)	(0.046)
Weighted average of outstanding shares (in thousands)	2,963,007	2,963,007	2,720,584

The accompanying notes are an integral part of the consolidated financial statements

* Restated, Notes 2-b and 2-s

SIDERURGICA VENEZOLANA "SIVENSA", S.A.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

YEARS ENDED SEPTEMBER 30, 2001, 2000 AND 1999

(Thousands of U.S. dollars)

	Capital stock	Premium on capital stock	Unappropriated retained earnings: Legal reserve	Unappropriated retained earnings: Surplus (deficit)	Unrealized gains on securities	Treasury shares and shares held in subsidiaries	Total *
Balances at September 30, 1998	274,146	47,745	44,428	36,990	67	(29,233)	374,143
Comprehensive income:							
Net loss for 1999	-	-	-	(124,024)	-	-	
Unrealized gain on securities	-	-	-	-	(67)	-	
Total comprehensive income							(124,091)
Capital stock increase in cash	7,530	-	-	-	-	-	7,530
Purchase and sale of shares held by a subsidiary	-	17	-	-	-	(982)	(965)
Balances at September 30, 1999	281,676	47,762	44,428	(87,034)	-	(30,215)	256,617
Comprehensive income:							
Net loss for 2000	-	-	-	(97,716)	-	-	
Total comprehensive income							(97,716)
Purchase and sale of shares held by a subsidiary	-	-	-	-	-	(95)	(95)
Balances at September 30, 2000	281,676	47,762	44,428	(184,750)	-	(30,310)	158,806
Comprehensive income:							
Net loss for 2001	-	-	-	(101,664)	-	-	
Total comprehensive income							(101,664)
Stock dividend	4,574	(9,279)	-	(24,162)	-	28,867	-
Purchase and sale of shares held by a subsidiary	-	(9)	-	-	-	-	(9)
Balances at September 30, 2001	286,250	38,474	44,428	(310,576)	-	(1,443)	57,133

The accompanying notes are an integral part of the consolidated financial statements

* Restated, Note 2-s

SIDERURGICA VENEZOLANA "SIVENSA", S.A.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

(Thousands of U.S. dollars)

	Years ended September 30,		
	2001	2000	1999*
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net loss	(101,664)	(97,716)	(124,024)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities -			
Minority interests in subsidiaries	(21,148)	(27,728)	(12,282)
Loss on dilution in Amazonia	-	1,640	-
Equity in losses of affiliates	59,390	51,748	58,546
Depreciation and amortization	26,683	34,946	35,902
Exchange gain (loss)	(402)	(2,523)	3,848
Accrued interest income	(3,048)	(9,986)	(9,609)
Deferred income tax	11,298	77	1,663
Provision for inventory obsolescence	5,010	-	(674)
Net loss from discontinued operations	7,617	-	-
Allowance for doubtful accounts	1,617	5,517	3,817
Net changes in operating accounts -			
Trade accounts receivable	(9,055)	10,367	(24,919)
Other accounts receivable	(3,030)	(3,745)	197
Inventories	3,866	8,764	42,825
Advances to suppliers and other assets	9,816	(7,466)	5,044
Prepaid expenses	632	(336)	(2,080)
Payment of employee termination benefits	1,205	1,769	7,173
Accounts payable, accrued expenses and other liabilities	29,690	41,208	(7,357)
Net cash provided by (used in) operating activities	18,477	6,536	(21,930)
CASH FLOWS FROM INVESTING ACTIVITIES:			
Sale of investments	21,000	26,753	10,506
Additions to investments	(2,000)	(9,800)	(11,650)
Additions to property, plant and equipment	(7,999)	(33,526)	(34,153)
Loans collected from affiliates	-	25,287	36,000
Payment from BHP	-	-	10,000
Acquisition of long-term loan participations	-	(25,287)	(40,000)
Net cash provided by (used in) investing activities	11,001	(16,573)	(29,297)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Short-term loans received	4,820	52,106	118,760
Short-term loans paid	-	(169,259)	(67,918)
Long-term loans received	-	273,310	-
Repayment of long-term loans	(19,000)	(205,671)	(2,590)
Advance received from future sale of accounts receivable	-	47,830	-
Loan to the Joint Venture's affiliates	-	-	(11,829)
Commercial paper	-	(10,254)	2,561
Cash dividends paid to shareholders	-	-	(1,261)
Increase in capital stock	-	-	7,530
Loans to related companies	-	-	(5,093)
Dividends paid to minority interests	-	-	(11,179)
Net cash (used in) provided by financing activities	(14,180)	(11,938)	28,981
EFFECT OF EXCHANGE GAINS (LOSSES) ON CASH AND CASH EQUIVALENTS	(306)	(770)	(1,015)
CASH AND CASH EQUIVALENTS:			
Decrease for the year	14,992	(22,745)	(23,261)
Balance at the beginning of the year of subsidiaries sold (Note 2-b)	(3,041)	(5,741)	-
Balance at the beginning of the year	12,916	41,402	64,663
Balance at the end of the year	24,867	12,916	41,402
SUPPLEMENTARY INFORMATION ON CASH FLOWS:			
Cash paid during the year for -			
Interest expense	6,464	38,913	39,614
Income tax	4,318	5,426	4,200
Unrealized losses on securities	-	-	(67)
SUPPLEMENTARY INFORMATION ON NON-CASH ACTIVITIES:			
Accounts receivable contributed for capital stock increase of affiliate (Note 18)	-	40,472	-
Stock dividends	33,441	-	-

The accompanying notes are an integral part of the consolidated financial statements

* Restated, Note 2-s

SIDERURGICA VENEZOLANA "SIVENSA", S.A.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2001, 2000 AND 1999

NOTE 1 - OPERATIONS:

Sivensa is a private-sector Venezuelan company established in 1948. Sivensa and its subsidiaries (see Note 2-b) manufacture and sell steel products, reduced iron in the form of briquettes and wire products (see Note 16). Until May 2001 it also manufactured and sold original and automotive spare parts. All of its plants are located in Venezuela, except those of the subsidiary, Proalco, located in Colombia.

The worldwide drop in steel industry prices, Venezuela's economic recession, and the effects from the distortion in the Venezuelan exchange parity have adversely affected the results of operations and financial position of Sivensa and its subsidiaries and affiliates. The Company's management is currently negotiating with its creditor banks to restructure its long-term debt (see Note 9) and assessing alternatives to improve its profitability and financial position. Orinoco Iron's management and shareholders are currently assessing the possibility of obtaining additional funding and a significant reduction of Orinoco Iron debt (see Note 7).

Discontinued operations

During the year ended September 30, 2000, Sivensa sold four of its partially-owned automative subsidiaries for US$17.3 million: Componentes Venezolanos de Dirección, S.A. "Covendisa" (60% owned); Gabriel de Venezuela, C.A. (58%) and its main subsidiary, Carvica, C.A.; Hayes Wheels de Venezuela, C.A. (formerly Ruedas de Venezuela, C.A. "Rudeveca") (51%) and; Metalúrgica Carabobo, S.A. "Metalcar" (51%). At September 30, 2000, the sale of these subsidiaries did not represent a disposition of a business segment.

In addition, in May 2001 Sivensa sold its equity in the subsidiary, C.A. Danaven (51% owned) and its subsidiary, Danaven Rubber Products, C.A., as well as its investment in the affiliate, Industrias de Ejes y Transmisiones S.A. "Transejes" (49%) to Dana Corporation for US$ 21,000,000 (see Note 6). This subsidiary comprised the Company's automotive sector at that date. The sales price was the equity value at September 30, 2000.

Management believes that the sale of Danaven and its subsidiary Danaven Rubber Products, C.A., in 2001, as well as the sale of the other automotive sector subsidiaries in 2000, constitute disposition of the automotive business segment. The effects on the results of these transactions are included under "Net loss from discontinued operations," net of taxes and minority interests.

As regards the sale to Dana Corporation, Sivensa gave collateral for US$2,550,000, effective until May 2002, to cover contingencies in the subsidiary sold at the date of the sale.

Below is a summary of the financial information of the five subsidiaries sold (automotive sector) until the date they were sold:

	Year ended September 30 (until the date of the sale),		
	1999	2000	2001
Balance sheet data (at the date of the sale):			
Current assets, net of current (liabilities)	-	2,531	(35,938)
Property, plant and equipment, net	-	28,052	114,913
Total assets	-	49,611	188,124
Total liabilities	-	19,781	164,927
Shareholders' equity	-	32,492	22,581
Minority interests in equity of these subsidiaries	-	13,223	11,065
Statement of operations data:			
Net sales	227,707	216,671	101,332
Gross income (loss)	18,894	(24,933)	90
Operating income (loss)	2,909	(51,199)	(11,912)
Net loss	(10,526)	(48,371)	(23,677)
Minority interests in net loss of these subsidiaries	3,814	21,016	11,633
Income (loss) from sale of subsidiaries	-	(1,668)	4,427
Net loss from discontinued operations	(6,712)	(29,023)	(7,617)

NOTE 2 - BASIS OF PRESENTATION AND ACCOUNTING PRINCIPLES:

The Company is regulated by the Venezuelan Securities and Exchange Commission ("CNV") and, therefore, must present its financial statements in Venezuelan bolivars ("Bs"), in accordance with accounting principles generally accepted in Venezuela ("Venezuelan GAAP") and issue consolidated financial statements and pay dividends on this basis. This is the accounting base used in Venezuela for all statutory and legal purposes.

a) Basis of presentation and remeasurement into U.S. dollars -
For financial reporting purposes, Sivensa has elected to present its financial statements in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and in U.S. dollars. In view of the fact that Sivensa operates in a highly inflationary economy, and that it has significant sales, costs, expenses and debts in U.S. dollars, the Company has designated the U.S. dollar as its functional currency.

The accompanying consolidated financial statements include certain adjustments to the financial statements expressed in historical bolivars to conform to U.S. GAAP. The remeasurement of financial statements expressed in historical bolivars into U.S. dollars has been conducted in accordance with Statement of Financial Accounting Standards ("SFAS")

No. 52 "Foreign Currency Translation" as applicable to an entity operating in a hyperinflationary environment. Pursuant to SFAS No. 52, (i) nonmonetary assets and capital accounts are translated at historical exchange rates, (ii) monetary assets and liabilities are translated at year-end exchange rates, and (iii) revenues and expenses are translated using average exchange rates for the period, except for items related to nonmonetary assets and liabilities (cost of sales, depreciation and amortization of intangibles), which are translated using historical exchange rates. Translation adjustments are included in the results for the year. Balances in historical bolivars have been remeasured into U.S. dollars as follows:

Accounts	Exchange rate
Balance sheet:	
Current assets, except inventories and prepaid expenses	Year-end
Liabilities	Year-end
Inventories	Historical
Property, plant and equipment	Historical
Deferred charges, except deferred income tax	Historical
Shareholders' equity	Historical
Statement of operations:	
Net sales	Monthly average
Cost of sales	Historical
Depreciation and amortization	Historical
Materials and supplies used in operations	Monthly average
General and administrative expenses	Monthly average
Interest and other income (expense)	Monthly average

Exchange gains and losses arise mainly from the effect of exchange rate fluctuations on net monetary items denominated in bolivars and are included in the results for the year. Sivensa and its subsidiaries had the following monetary balances in bolivars at the dates indicated:

	September 30,	
	2001	2000
	(Millions)	
Assets:		
Cash and cash equivalents	Bs 4,221	Bs 2,345
Accounts receivable and other monetary assets	23,329	41,761
Total monetary assets	27,550	44,106
Liabilities:		
Bank loans and long-term loans	74	9,953
Accounts payable to suppliers and other liabilities	42,892	67,463
Total monetary liabilities	42,966	77,416
Total net monetary liabilities in bolivars	Bs (15,416)	Bs (33,310)
Total net monetary liabilities, equivalent in U.S. dollars	(US$16.2)	(US$48.2)

The year-end exchange rate, the average exchange rates for each year and the increases in the Consumer Price Index ("CPI"), published by Banco Central de Venezuela ("BCV"), were as follows:

	Years ended September 30,		
	2001	2000	1999
Exchange rate per U.S. dollar at the end of the year (Bs/US$1) (Note 14)	743	691	628
Average exchange rate per U.S. dollar for the year (Bs/US$1)	713	665	590
Increase in the Consumer Price Index (CPI) for the year (%)	12	16	21

b) Principles of consolidation -
The consolidated financial statements include the accounts of Sivensa and its more than 50%-owned subsidiaries. The subsidiaries with the most significant operations included in the consolidation are as follows:

- Wholly-owned: Siderúrgia del Turbio, S.A. "Sidetur" and its subsidiaries, and Tornillos Carabobo, C.A. "Torcar".

- Partially-owned: Vicson, S.A. (50.002% owned) and its main subsidiary, Productora de Alambres Colombianos, S.A. "Proalco"; Smith Brocas, C.A. (51.0%); Fior de Venezuela, S.A. (60.0%); International Briquettes Holding (68.7%) and its main subsidiary, Venezolana de Prerreducidos Caroní "Venprecar", C.A. (see Note 7).

As indicated in Note 1, in 2001 and 2000, Sivensa sold its automotive sector subsidiaries, which was considered a disposition of a business sector. Therefore, the 2000 and 1999 financial statements were restructured to present the results of these subsidiaries as discontinued operations.

During the year ended September 30, 2000, Sivensa sold its 51% share in the subsidiary, Cameron Venezolana, S.A. "Cameron" for some US$4.4 million. As a result, the Company earned consolidated income of some US$3.3 million, which was recorded under Other net income (expense) in 2000 (see Note 11). Below is a summary of the financial information of this sale:

	Year ended September 30, 1999	Period ended at date of sale in 2000
	(Thousands of U.S. dollars)	
Balance sheet data at the end of the period:		
Current assets, net of current (liabilities)	4,413	(3,256)
Property, plant and equipment, net	4,656	4,612
Total assets	12,534	13,208
Total liabilities	3,465	11,852
Shareholders' equity	9,069	1,356
Minority interests in equity of this subsidiary	4,625	692
Statement of operations data:		
Net sales	16,823	2,283
Gross income	3,884	1,632
Operating income	1,821	375
Net income	1,620	287
Minority interests in net income of this subsidiary	826	146

International Briquettes Holding ("IBH") undertook a public exchange offering to exchange one common share of IBH for every three outstanding Global Depositary Shares (GDS) of Venprecar (72%-owned subsidiary of Sivensa). The exchange was carried out on November 19, 1997. After the exchange, Venprecar became a 98.4%-owned subsidiary of IBH. The exchange of Venprecar shares owned by Sivensa was accounted for as a business combination of companies under common control. The exchange of Venprecar shares owned by minority shareholders was accounted for as a purchase transaction. The portion of the excess of the purchase price over the book value of the assets acquired which relates to minority interests was US$9.9 million, which includes US$2.7 million of related acquisition costs. This amount was allocated to property, plant and equipment (based on an independent appraisal) and will be amortized over the estimated useful lives of Venprecar plant and equipment.

Significant intercompany transactions and balances are eliminated in consolidation. Minority interests represent third-party shares in equity and net income or loss of subsidiaries not wholly owned.

c) Inventories -
Inventories are valued at the lower of cost or net realizable value. Costs of finished products, products in process and raw materials are determined by the average cost method. Cost of spare parts and supplies are determined by the first-in, first-out ("FIFO") method.

d) Investments -
Investments in companies representing 20% to 50% of the capital stock of such companies are accounted for using the equity method (see Note 6). Investments in companies representing less than a 20% interest, which are considered available for sale and whose fair values are readily determinable, are recorded at the fair value. Unrealized gains and losses are reported in a separate component of shareholders' equity. Decreases in value judged to be other than temporary are included in the statement of operations for the year.

e) Property, plant and equipment -
Property, plant and equipment is recorded at cost (see Note 2-b). Additions, renewals and improvements are capitalized, whereas expenditures for maintenance and minor repairs, which do not extend or improve the useful life of the asset, are expensed. Sivensa capitalizes interest on specific projects when construction takes considerable time or entails major expenditures. Depreciation is calculated based on the straight-line method, over the estimated useful lives of the assets, except for machinery and equipment of Venprecar, and Casima plant, which are calculated based on the units-of-production method.

f) Debt issue costs -
Debt issue costs are recorded under Other assets and amortized over the term of the debt (see Note 9).

g) Accrual for employee termination benefits and profit sharing -
As required by the Venezuelan Labor Law and the collective labor agreement, Sivensa and its subsidiaries accrue liabilities for employee termination benefits, which are a vested right of employees. These liabilities are presented net of advances given on termination benefits. This Law sets forth a minimum of 45 days' salary per year (up to 90 days, depending on length of service).

Additionally, the Labor Law calls for a yearly bonus for workers and employees equal to 15% of before-tax profits, subject to a minimum payment of 15 days' salary and a maximum payment of 120 days' salary. Sivensa accrued and paid a profit-sharing bonus equal to 120 days' salary in 2001, 2000 and 1999.

Sivensa and its subsidiaries do not have a pension plan or other post-retirement benefit programs.

h) Basic and diluted net loss per share -
The net loss per share has been determined by dividing the net loss for the year by the weighted average of issued shares, less shares held in treasury and by subsidiaries. Net loss per share is retroactively adjusted for stock dividends. Basic and diluted net loss per share is the same for all periods presented as the Company did not have potentially dilutive instruments, except for the stock options indicated in Note 13, which are not significant.

i) Revenue and cost of sales -
Revenue and cost of sales are recorded when title to goods sold is transferred.

j) Deferred income tax -
Sivensa accounts for income taxes in accordance with SFAS No. 109 "Accounting for Income Taxes." SFAS No. 109 requires an asset and liability method of accounting for income taxes. Under this method, deferred income taxes reflect the net effect of the expected future tax consequences of: (a) "temporary differences" by applying statutory tax rates applicable to future years for differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities, and (b) tax credits and loss carryforwards. Additionally, under SFAS No. 109, the effect on deferred taxes of a change in tax rates is recognized in income for the year. A provision is recognized when it is possible that a portion or all of the deferred tax asset will not be realized.

As indicated in Note 12, for Venezuelan tax purposes, Sivensa and its subsidiaries are required to adjust the tax bases of their respective nonmonetary assets and liabilities for the effects of inflation, as from the 1993 fiscal year. Under SFAS No. 109, deferred tax assets are not recognized for the future net benefits from initial and yearly inflation adjustments.

k) Cash flows -
Sivensa and its subsidiaries consider any highly liquid short-term investment (primarily certificates of deposit) maturing within three months of the date on which it is acquired as a cash equivalent.

l) Use of estimates in the preparation of financial statements -
The preparation of financial statements and their notes, in conformity with accounting principles generally accepted, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities, and the reported amounts of income and expenses during the respective years. Actual amounts may differ from initial estimates.

m) Fair value of financial instruments -
The carrying value of cash and cash equivalents, trade accounts receivable and accounts payable approximates their fair value due to the short-term maturities of these instruments. Since most of the Company's loans have variable, market-sensitive interest rates, management considers their carrying amounts to approximate fair value.

n) Concentrations of credit -
Financial instruments that are exposed to a concentration of credit risk consist primarily of cash equivalents and trade accounts receivable. The Company's cash is placed with a diversified group of financial institutions and trade accounts receivable balances are dispersed among a broad customer base. Sivensa routinely assesses the financial position of its customers. From

time to time, there is a high concentration of accounts receivable with related parties (see Note 17).

Sivensa exported 34%, 39% and 36% in 2001, 2000 and 1999, respectively, of its annual sales and, as a result, a significant part of the Company's sales is denominated in U.S. dollars, while a part of the Company's costs and expenses is denominated in bolivars. As a result, variations between inflation and the devaluation of the bolivar may affect operating margins.

o) Accounting for impairment of long-lived assets -
SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" requires that assets to be disposed of be reported at the lower of carrying amount or fair value and its recoverable value. The Company reviews for impairment its long-lived assets to be held or used, whenever events indicate that the carrying value of an asset may not be recoverable. If it is not expected that an asset will be recovered through future cash flows, then the asset is written down to fair value. Fair value is generally determined from estimated discounted future net cash flows.

p) Stock-based compensation -
SFAS No. 123 "Accounting for Stock-Based Compensation" provides companies with a fair value method of recognizing stock-based compensation expense in financial statements and permits the use of the recognition principles of APB No. 25. The provisions of SFAS No. 123 apply to Sivensa. Sivensa has continued the recognition principles of APB No. 25.

q) Comprehensive income (loss) -
SFAS No. 130 "Reporting Comprehensive Income" establishes guidelines for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income represents shareholders' equity of the Company during the period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period, except those resulting from investments by owners and distributions to owners.

r) Segment reporting -
SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information" requires that a business enterprise report financial and descriptive information about its reportable operating segments. Generally, segments financial information is required to be presented on the same or similar basis as that used internally for evaluating segment performance and deciding how to allocate resources to segments. Management considers that Sivensa has the operating segments indicated in Note 16 and operates in only one country.

s) Restatement of financial statements -
As explained in Note 2-b, for comparative purposes, during 2001 the financial statements of 2000 and 1999 were restated to present the disposition of a business segment as a discontinued operation.

During 2000 the financial statements of 1999 and 1998 were restated to recognize in Sivensa's statement of operations the effects of adjusting the equity participation in Consorcio Siderurgia Amazonia, based on the financial statements prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) (see Note 6). In 2000 the subsidiary, Danaven, identified certain prior-year adjustments, whose net effect in the results of Sivensa was US$3.7 million. The effects of these adjustments were included in the restatement of the 1999 financial statements.

NOTE 3 - ACCOUNTS RECEIVABLE:

Accounts receivable comprise the following:

	September 30,	
	2001	2000
	(Thousands of U.S. dollars)	
Customers	35,561	51,941
Value added tax (Note 12)	2,341	7,184
Import duty drawbacks	7,657	11,725
Insurance claim	488	1,072
Other accounts receivable	4,749	7,426
Allowance for doubtful accounts	(12,553)	(16,875)
	38,243	62,473

Import duty drawbacks, which are set out in the Venezuelan Customs Law, represent pending reimbursements to exporting subsidiaries.

NOTE 4 - INVENTORIES:

Inventories comprise the following:

	September 30,	
	2001	2000
	(Thousands of U.S. dollars)	
Finished products	13,131	20,535
Products in process	7,657	14,678
Raw materials (Note 17)	8,159	25,348
Supplies and spare parts	29,134	35,475
Materials in transit	596	3,207
Provision for obsolescence	(3,898)	(7,214)
	54,779	92,029
Less: Spare parts reported as long-term	(8,751)	(9,138)
	46,028	82,891

NOTE 5 - PROPERTY, PLANT AND EQUIPMENT:

Property, plant and equipment comprises the following:

		September 30,	
		2001	2000
	Estimated useful lives	(Thousands of U.S. dollars)	
Buildings	10 to 40 years	120,396	161,895
Machinery and equipment	7 to 20 years and units of production	446,258	605,097
Tools	5 to 10 years	3,428	13,936
Automotive equipment	5 to 10 years	9,462	12,914
Furniture and fixtures	3 to 5 years	13,299	27,079
		592,843	820,921
Accumulated depreciation		(385,110)	(513,761)
		207,733	307,160
Land and improvements		13,177	19,673
Work and improvements in progress, machinery in transit and others		6,366	38,913
		227,276	365,746

Depreciation expenses for years ended September 30, 2001, 2000 and 1999 were US$24.2 million, US$24.1 million and US$25.4 million, respectively, mainly charged to cost of sales.

According to reviews by management of the subsidiary, Venprecar, certain major repairs are required to the fuel gas reformer and heat recovery system to adjust production capacity of the Venprecar plant.

NOTE 6 - INVESTMENTS:

Investments classified as long-term comprise the following:

	September 30,	
	2001	2000
	(Thousands of U.S. dollars)	
Land and other properties available for sale recorded at cost	6,243	5,062
Unlisted shares (Note 2-d):		
Consorcio Siderurgia Amazonia, 13.25% of capital stock (Note 8)	42,073	42,073
Inversiones Dasiven	421	421
Other	1,433	1,423
	50,170	48,979
Investment in affiliates accounted for under the equity method:		
Joint Venture with BHP (equity investment and long-term loans), 50% of capital stock (Note 7)	54,232	109,013
Industrias de Ejes y Transmisiones, S.A. "Transejes", 49% of capital stock (Note 1)	-	5,574
	54,232	114,587

In May 2001 Sivensa sold Dana Corporation its shares in Industrias de Ejes y Transmisiones, S.A. "Transejes" for US$2,700,000 (see Note 1).

Equity in the losses of affiliates comprises the following:

	Years ended September 30,		
	2001	2000	1999
	(Thousands of U.S. dollars)		
Consorcio Siderurgia Amazonia (Note 8)	-	(25,861)	(48,894)
Joint Venture with BHP (Note 7)	(59,390)	(25,458)	(6,721)
	(59,390)	(51,319)	(55,615)

In March 2000 Consorcio Siderurgia Amazonia, Ltd. increased its capital stock. As Sivensa did not participate in the subscription of new shares, its participation in the capital stock of Consorcio Siderurgia Amazonia, Ltd. was diluted from 20% to 13.25% (see Note 8). The

Company recognized the effect of this dilution as a loss in the statement of operations for the year. The net effect of this dilution was of US$1.6 million, which is included under Other income (expense), net for the year ended September 30, 2000 (see Note 11). As from March 2000, Sivensa stopped recording its equity in the results of Amazonia and consequently shows its investment at book value at March 31, 2000 (see Note 8).

In 2000 Amazonia issued debt convertible into shares; however, Sivensa did not participate in the subscription. If this debt were converted into shares, Sivensa's equity in Amazonia would be diluted to 10.5%.

In 2000 Sivensa restated its 1999 and 1998 financial statements to recognize its equity in Amazonia based on financial statements prepared in accordance with U.S. GAAP (see Note 2-s). These financial statements were restated since in 2000 the Company was able to obtain Amazonia's financial statements prepared in conformity with U.S. GAAP. Until 1999, Sivensa recorded its equity in the results of Amazonia based on the financial statements of the latter, prepared in conformity with International Accounting Standards because no financial information based on U.S. GAAP was available. The net accumulated effect of this restatement was some US$12.1 million, of which US$10.6 million was credited to Equity in the losses of affiliates in the statement of operations for 1999 and US$22.7 million was charged to Equity in the losses of affiliates in the statement of operations for 1998.

During 1999 Sivensa sold certain investments in listed shares resulting in a net loss of US$2.1 million, which is included under Other net income (expenses), net (see Note 11).

NOTE 7 - JOINT VENTURE WITH BHP:

Fior de Venezuela, S.A., a 60%-owned subsidiary, was developing a project for the construction of a new plant for direct reduction of iron ore in the Venezuelan Guayana region. This plant employs the Finmet ("Finos Metalizados") process developed by Fior and Voest-Alpine Industrieanlagenbau ("VAI") (see Note 15). In September 1997 the cost of this project was US$66.1 million, which consisted mainly of expenditures for land, basic and detail engineering and technical services. In September 1997 the subsidiary, International Briquettes Holding ("IBH") (initially a wholly-owned subsidiary of Fior, see Note 2-b) contributed substantially all of Fior's net assets (including the project costs) to form a Joint Venture with the Australian mining company, The Broken Hill Proprietary Company Limited ("BHP") (currently BHP-Billiton), to jointly develop, construct and operate this project, as well as to operate the plant formerly owned by Fior.

Each of IBH and BHP have a 50% ownership interest in this Joint Venture, consisting of three companies: i) Orinoco Iron, C.A. ("Orinoco Iron"), which began business operations in August 2000, owns and operates a new 2.2 million ton per year expected capacity hot briquetted iron plant utilizing the Finmet process (the "Orinoco Iron plant"); ii) Operaciones RDI, C.A. ("RDI"), which owns and operates the plant formerly owned by Fior (RDI started operations in May 1997) and; iii) Brifer International Ltd. ("Brifer"), which owns the improved fluid bed iron ore fines reduction process (the "Improved Fior Process") and, jointly with VAI, the Finmet process (see Note 15).

In September 1997, under the Joint Venture formation, BHP subscribed capital stock increases in Operaciones RDI and Orinoco Iron, which gave BHP a 50% share in these companies. Also, BHP bought from IBH 50% of Brifer shares for US$30 million (present value of US$28.7 million at that date), which were paid by BHP in 1999 and 1997. Because IBH has commitments to support the Joint Venture financially (additional equity contributions and guarantees on bank financing), the gain on this sale was recorded as a reduction of the investment base in the Joint Venture companies. Therefore, IBH's investment cost basis will be less than its proportionate share of the equity of the Joint Venture. This cost basis difference will be recognized when the long-term commitments are fulfilled or released.

Orinoco Iron borrowed some US$613 million in long-term loans through lines of credit to finance the project. The lines of credit stipulate financial covenants that restrict Orinoco Iron's ability to distribute dividends to shareholders if certain cash flow and debt services coverage ratios are not met.

Lenders will share a common security package consisting of: (1) a pledge in substantially all of the assets of Orinoco Iron (as borrower) and RDI (as guarantor); (2) a pledge on sale contracts, construction contracts, supply contracts and insurance policies of Orinoco Iron and RDI; (3) a pledge by IBH of its share ownership in Orinoco Iron, RDI, SVS International Steel Holdings and Venezolana de Prerreducidos Caroní "Venprecar", C.A.; (4) a pledge by SVS of its share ownership in Siderúrgica del Caroní "Sidecar", S.A.; (5) a pledge by Sidecar of its shares ownership in Venprecar; (6) a real estate mortgage over the land and civil works owned by Venprecar; (7) a mortgage over the commercial establishment of Venprecar; (8) escrow agreements over two bank accounts of Venprecar used for collecting income from exports; and (9) an unconditional guarantee by RDI.

Pursuant to support agreements, IBH and BHP have agreed to: (1) provide their respective capital and financing contributions prior to completion of the Orinoco Iron plant; (2) guarantee that future cash flows from RDI, previous to the completion of the Orinoco Iron plant, will be available for the project; (3) commit to provide their respective share of a line of credit to cover cost overruns totaling US$90 million and; (4) guarantee payment of their share of senior debt, if necessary before completion of the plant.

During 2001 Orinoco Iron has been unable to meet payment terms, conditions and some covenants set out in this loan agreement. In May 2001 BHP paid creditor banks of Orinoco Iron US$314 million in respect of its percentage (50%) of the secured debt. Orinoco Iron and IBH are currently negotiating with creditor banks to restructure the outstanding loan balance, which amounts to US$329 million at September 30, 2001, and relates to the portion guaranteed by IBH and Venprecar.

In August 2000 the Orinoco Iron plant partially started business operations; however, certain equipment failures have delayed start-up and the build-up of production and increased capital expenditures. As a result of increased costs, lower-than-planned production rates and depressed prices on the international markets, actual revenues and cash flows have been substantially below amounts originally planned. Additional funding will be required in order for Orinoco Iron to continue operations, to place the remaining production units into operation, to settle accounts payable to suppliers and to increase working capital. The amounts required will depend in part on the commercial and business strategy to be followed by Orinoco Iron in the future, but are estimated by IBH at over US$100 million. No commitments currently exist to provide this funding from IBH, BHP or others.

IBH has acquired, without recourse, participations in long-term loans granted by a bank to Orinoco Iron and RDI. The Bank continued to administer the loans. In January 2001 US$121,612,000 in respect of all participations acquired by IBH and interest earned up to that date were contributed by IBH to increase the capital stock of Orinoco Iron.

Long-term loans, whose repayment depended on Orinoco Iron and RDI complying with commitments to financial creditors and maintaining certain ratios of indebtedness and cash flows, were considered as permanent financing to support the Joint Venture companies and presented as part of the investment cost basis of IBH in these two companies.

The Joint Venture formation reduced Sivensa's equity in the net assets and operations formerly owned by Fior and created in IBH a 50% interest in the Joint Venture companies. Below is a summary of combined financial information for the Joint Venture companies, which are accounted for under the equity method:

	Years ended September 30,		
	2001	2000	1999
	(Thousands of U.S. dollars)		
Combined balance sheet data (at year-end):			
Current assets, net of current (liabilities)	(75,343)	(5,510)	18,853
Property, plant and equipment, net	945,481	926,932	757,829
Total assets	983,184	987,522	811,615
Long-term financial debt	654,824	714,158	666,490
Total liabilities	761,435	890,843	759,125
Shareholders' equity	221,748	96,679	52,490
Combined statement of operations data:			
Net sales	50,854	38,190	34,976
Gross loss	(42,788)	(20,971)	(6,994)
Operating loss	(55,641)	(33,662)	(12,691)
Net loss	(126,485)	(56,361)	(18,811)
Capital expenditures	31,676	209,943	361,773

Sivensa's statement of operations includes the following income (expenses) from the three Joint Venture companies:

	Years ended September 30,		
	2001	2000	1999
	(Thousands of U.S. dollars)		
Equity in the losses of affiliates (Note 6)	(59,390)	(25,458)	(6,721)
Interest income from loans granted	3,048	9,986	8,306
	(56,342)	(15,472)	1,585

RDI (a 50%-owned affiliate of IBH) has incurred operating losses during 2001, 2000 and 1999. In March 2001 RDI began a temporary shutdown of its plant due to maintenance requirements and unfavorable market conditions for plant production. No decision has been made as to how long this plant will be closed. RDI's results indicate that continuity of its operations depends on an increase in its profitability. RDI's management is considering alternatives to address this situation.

On March 29, 2001, BHP issued a press release announcing that it would write off its equity investment in the Orinoco Iron project and cease any further investment in this project. The BHP press release stated that BHP's decision was based on a review which concluded that, in the context of changed operating and market conditions, BHP does not expect the Orinoco Iron project to meet operational and financial performance targets expected by BHP and necessary to justify any further investment in the project, nor would it satisfy the terms initially established in the project financing agreement. IBH is currently meeting with BHP to reach agreements as to the obligations and preexisting agreements in respect of this Joint Venture. IBH and BHP are also evaluating options for potential incorporation of a new Orinoco Iron shareholder and negotiating a significant reduction of Orinoco Iron debt.

NOTE 8 - PARTICIPATION IN THE AMAZONIA CONSORTIUM:

On December 18, 1997, a consortium of Latin American companies, including Sivensa, won the right to acquire a 70% stake in C.V.G. Siderúrgica del Orinoco, C.A. ("SIDOR"), the largest steel producer in Venezuela. This right was exercised on January 27, 1998. At September 30, 2001 and 2000, Consorcio Siderurgia Amazonia, Ltd. is 13.25% owned by Sivensa, 38% owned by Grupo Techint (which includes Siderar from Argentina, Tamsa from Mexico and Techint Engineering Company from Panama), 38% owned by Hylsamex from Mexico, and 11% owned by Usiminas from Brazil. Until March 2000 Consorcio Siderurgia Amazonia, Ltd. was 20% owned by Sivensa, 35% owned by Grupo Techint, 35% owned by Hylsamex from Mexico, and 10% owned by Usiminas from Brazil (see Note 6).

The steel products that SIDOR produces include billets, slabs, wire rods, rebars, hot rolled, cold rolled and coated sheets and coils. SIDOR's production facilities include one pellet production plant, four briquette plants, a flat product complex and a long product complex.

Amazonia paid a net purchase price of US$1.2 billion for 70% of SIDOR at January 27, 1998 closing. Within 150 days after the closing, a purchase price reduction of US$150 million was established based on the difference between the audited closing balance sheet and the balance sheet at June 30, 1997. Amazonia funded the purchase price through a combination of a US$500 million loan and proportionate equity contributions aggregating US$702 million by the consortium partners. Sivensa's equity contribution was US$140 million. All of the Amazonia shares have been pledged in favor of this loan.

In addition to the obligations described above, Amazonia and the consortium partners have agreed to certain additional obligations in connection with the SIDOR privatization. Pursuant to the terms of a purchase-sale agreement signed between the Venezuelan government and Amazonia (the "Purchase Agreement"), the consortium partners have jointly agreed to guarantee the following SIDOR debts: (a) past due interest at December 18, 1997; (b) interest of external restructured debt until December 17, 1999; (c) all obligations related to the external restructured debt since December 18, 1999; and (d) all obligations related to the external non-restructured debt and the debt with Banco Central de Venezuela, since the closing date. At September 30, 2001, these SIDOR's debts total some US$662 million; the portion secured by Sivensa amounts to some US$100 million.

The Purchase Agreement requires that: (a) during the five-year period following closing, SIDOR maintain a level of production of finished steel products equal at least to 2.4 million tons; (b) during the five-year period following closing, SIDOR meet Venezuelan national demand for finished and unfinished steel products which it currently produces; (c) within the three years after closing, SIDOR incur US$300 million in capital expenditures, plus additional investments required by SIDOR related to environmental plant improvements, and (d) for a period of five years, the initial partners are required to own at least 51% of SIDOR shares, and one of the initial pre-qualified steel-maker partners must maintain at least 10% of Amazonia shares. The consortium partners agreed to provide a US$150 million "performance bond" (to guarantee the obligations under (a), (c) and (d) above) of which Sivensa's proportional obligation was US$30 million; at September 30, 2001, Sivensa's proportional obligation is US$25 million. The performance bond and the guarantee arrangements will both terminate five years after closing.

Amazonia is a company incorporated under the laws of the Cayman Islands. Pursuant to a shareholders' agreement among the consortium partners, management is controlled by an eleven-member Board of Directors in which Sivensa holds one seat (two seats up to March 2000).

The worldwide steel industry crisis, as well as the recession of the Venezuelan economy, have adversely affected the results of operations and financial position of the subsidiary, SIDOR. At September 30, 1999, the above events caused noncompliance with certain indebtedness levels set out in several loan agreements and failure to comply with certain payments at maturity date. In March 2000 Amazonia and its subsidiary, SIDOR, entered into agreements to restructure the terms and conditions of their loan agreements, thereby resolving the loan default at September 30, 2000.

At September 30, 2001, SIDOR has been unable to meet some covenants set out in the long-term loan restructuring agreement of March 2000. Under this agreement, if no exemption is obtained from creditor banks, the debt could be considered due and payable. Additionally, in November 2001 SIDOR announced that it could not fulfill the payment of certain financial obligations and has initiated a negotiation process with its main creditors.

NOTE 9 - BANK LOANS AND LONG-TERM LOANS:

Long-term debt -
In March 1998 Sivensa obtained a loan of some US$200 million. At September 30, 1999 and 1998, Sivensa was not able to comply with certain covenants established in this loan agreement. In July 2000 Sivensa and its subsidiary, Sidetur, entered into agreements with their creditor banks to refinance all short and long-term loans, for some US$246 million, under a US$198 million Secured Loan Facility and a US$48 million Receivables Facility (see Note 10).

The Secured Loan Facility for some US$198 million is repayable in 66 months by means of 14 quarterly installments as of September 2002, and quarterly interest is Libor, plus 3.75% annually until month 12; 4% annually between month 13 and month 24; 4.50% annually between month 25 and month 36, and 5.5% annually after month 36. The Secured Loan Facility requires a special payment of US$42 million due before September 2001. In 2001 US$19,000,000 was repaid on this short-term portion using resources obtained from the sale of the subsidiary, Danaven, C.A. (see Note 1). Sidetur is the guarantor and Sivensa's security interest will be the shares of its subsidiaries, Danaven, Vicson, Sidetur, International Briquettes Holding, in certain subsidiaries of the Procesa Division (sold in 2000), and Sivensa shares held by a subsidiary.

In addition, and as part of the refinancing, certain covenants were established for Sivensa and Sidetur, mainly maximum indebtedness levels, minimum net shareholders' equity, maximum capital investments, restrictions as to selling and pledging assets, cash dividend covenants, except dividends required by the Capital Markets Law.

Effective December 28, 2000, Sivensa and its creditor banks agreed to amend the terms of certain covenants in the Secured Loan Facility and other conditions set out in the loan agreement.

At September 30, 2001, Sivensa has not been able to comply with the payment of the short-term capital portion, interest and some covenants set out in this loan agreement. During 2001 Sivensa's management began negotiating with creditor banks to restructure the terms of this debt and the advance indicated in Note 10.

At September 30, 2001, the total balance of this loan amounts to US$194 million, which is reported as long-term under "Debts being restructured." This amount includes US$14.6 million of interest pending payment.

During 2001 some US$9.3 million in expenses in respect of the first debt restructuring agreement was charged to results for the period. At September 30, 2001, some US$4.6 million of expenses directly related to the second debt restructuring agreement has been deferred (see Note 2-f).

In December 2001 creditor banks and Sivensa's management agreed on the terms of debt restructuring, which were approved by Sivensa's Board of Directors on December 14, 2001. Documents in respect of these agreements are being completed and will be submitted to the Special Shareholders' Meeting for approval on January 25, 2002. The main terms and conditions for restructuring are as follows:

a) The restructured debt will be paid in two Tranches: Tranche "A" for US$121 million (adjustable based on the total debt at the agreement closing date) and Tranche "B" for US$125 million. Tranche "A" is payable in quarterly installments over a six-year term as from the first quarter of fiscal 2003, and the closing balance will be paid in the last quarter of fiscal 2007 or before that date if cash flow surplus is used. Tranche "B" is payable on September 30, 2007 or before if cash flow surplus is used and Tranche "A" has been fully paid. The interest rate for Tranche "A" will be LIBOR plus 3.5%, payable on a quarterly basis, and Tranche "B" will not bear interest before the maturity date. The restructured debt will include the advance mentioned in Note 10.

b) As part of the restructuring agreement, Sivensa will grant the banks 15% of its common, issued and outstanding shares after dilution, and creditors will be issued a "golden share" granting special voting rights regarding certain agreed-upon matters (subject to CNV rules) and the right to appoint one director to the Board of Directors.

c) Sale of certain assets. All funds obtained from the sale of assets will be applied to Tranche "A" or Tranche "B" if Tranche "A" has been fully paid. Funds obtained from the sale of assets, up to US$22 million will be applied to the payment maturing the last quarter of fiscal 2003 (mandatory payment of the sale of assets), and surplus funds over US$22 million will be applied in inverse order of maturity.

d) The mandatory payment of the sale of assets, not received during the last quarter of fiscal 2003, will be added to the payment of principal which matures during the second quarter of fiscal 2005 in the event that Sivensa issues its common shares for an amount allowing it to deliver 20% of the Company's shares to creditors after dilution (including 15% of the initial shares) and transfers assets to a trust fund on behalf of creditors. In addition, if Sivensa pays an amount greater than or equal to US$16 million in the last quarter of fiscal 2003, creditors will receive a pro-rata portion of the shares for the specified assets proportionate to the amount of the mandatory payment of the sale of assets not received.

e) Debt conversion at maturity date: mandatory and optional. Mandatory conversion requires the following: that noncompliance has either not occurred or does not continue, that the amount of the debt is lower than or equal to US$166 million and the aggregate sum of EBITDA ("Earnings Before Interest, Tax, Depreciation and Amortization") in the last 6 years is greater than or equal to US$170 million, allowing creditors to convert debt into Sivensa's common shares. Mandatory conversion will be for US$1,750,000 for every 1% of the outstanding common shares (after dilution). Optional conversion will occur if any of the conditions for mandatory conversion is not met, in which case, creditors will have the option to convert debt and this conversion will be based on the average EBITDA generated by the Company over the last three years, within a range from US$1,750,000 to US$900,000 for every 1% of the outstanding shares (after dilution). In any case, creditors will never own more than 80% of Sivensa's total shares.

f) Conversion in the event of default occurs 90 days after noncompliance with a scheduled payment of over US$5 million. In this case, creditors may elect to convert the balance of Tranche "B" into common Sivensa shares. The conversion price will be determined by dividing the amount of Tranche "B" to be converted by the average price of a Sivensa share (according to prices quoted on the Caracas Stock Exchange in the last three months before any determining date). Creditors will not own more than 80% of Sivensa's total common shares.

g) Obligations with respect to the restructured debt will be guaranteed by the shares of the subsidiaries, Sidetur, Vicson, Torcar, Smith Brocas and IBH; Sidetur's local and export accounts receivable; a mortgage or pledge (as applicable) on Sidetur's current and future unmortgaged assets, and the shares of Consorcio Siderurgia Amazonia.

Bank loans (short-term) -
At September 30, 2001, bank loans have maturities of between one and six months. At the same date, loans denominated in bolivars total Bs 74.3 million (equal to US$100,000) and bear interest at annual rates between 24% and 25%, while loans denominated in U.S. dollars total US$12,195,000 and bear interest at annual rates between 7% and 10%. At September 30, 2001, some subsidiaries have bank overdrafts of US$37,000.

NOTE 10 - ADVANCE RECEIVED FOR THE FUTURE SALE OF ACCOUNTS RECEIVABLE:

In August 2000 Sidetur entered into an agreement (the Receivables Facility) for the sale of invoices from future export sales of steel products for a total of US$70 million, which will be handed over within an eight-year period (see Note 9). As a result of this agreement, Sidetur received an advance of US$47.8 million, which will be repaid through the future billings. The final cost of this transaction for Sidetur will be determined at the dates of the sales and at the applicable variable interest rates during the period.

At September 30, 2001, the advance amounts to US$47.8 million, which is recorded as long-term under "Debts being restructured." This advance would be part of the debt restructuring process indicated in Note 9. Amortization terms are currently being negotiated.

NOTE 11 - OTHER INCOME (EXPENSES), NET:

Other income (expenses), net comprise the following:

	Years ended September 30,		
	2001	2000	1999
	(Thousands of U.S. dollars)		
Gain on sale of subsidiary (Note 2-b)	-	3,341	-
Loss on dilution in Consorcio Siderurgia Amazonia (Note 6)	-	(1,640)	-
Gain (loss) on sale of fixed assets	221	483	(1,857)
Net loss on sale of investments (Note 6)	-	-	(2,110)
Provision for decline in market value of investments and for other assets	-	(771)	(1,552)
Provision for contingencies and other	(456)	(268)	(978)
Bank debit tax (Note 12)	-	(907)	(653)
Other, net	(788)	2,782	621
	(1,023)	3,020	(6,529)

NOTE 12 - TAXES:

The estimated income tax benefit (expense) comprises the following:

	Years ended September 30,		
	2001	2000	1999
	(Thousands of U.S. dollars)		
Income tax	(2,091)	(491)	(370)
Business assets tax	(1,346)	(4,109)	(4,502)
Deferred income tax	(11,252)	3,317	(6,282)
Total tax expense	(14,689)	(1,283)	(11,154)

Income tax -
Under the current Venezuelan Income Tax Law, Sivensa and its subsidiaries do not consolidate for tax purposes and, accordingly, file separate tax returns (in bolivars). As a result, certain Venezuelan subsidiaries may have separate tax treatments depending on the nature of their activities. The differences between the amount of income tax computed at the statutory income tax rates of 34% and the effective income tax rates for the years reported result mainly from inflation adjustment for tax purposes described below, dividends from subsidiaries, inter-company transactions, income from foreign sources and the requirement that taxes be based on the underlying bolivar accounts of each Venezuelan company on an individual basis, as follows:

	Years ended September 30,		
	2001	2000	1999
	%	%	%
Statutory income tax rate	34.0	34.0	34.0
Decrease income tax rate resulting from:			
Remeasurement into U.S. dollars for accounting purposes and effect of taxes assessed in bolivars	(35.8)	(35.4)	(30.4)
Equity in the losses of affiliates	(23.2)	(14.6)	(15.4)
Inflation adjustment for tax purposes	7.6	15.7	11.9
Change in valuation allowance for deferred tax asset	(4.4)	(6.9)	(6.7)
Business assets tax	(1.5)	(2.4)	(1.2)
Others, net	6.4	5.4	2.5
Effective income tax rate	(16.9)	(4.2)	(5.3)

Beginning in fiscal 1993, yearly inflation adjustment is required and may result in an increase or decrease in taxable income. Sivensa and each of its Venezuelan subsidiaries recorded an initial adjustment in the 1993 fiscal year, for which payment of a registration tax with the Revalued Assets Registry was required. This tax amounted to 3% of the extraordinary revaluation of depreciable fixed assets (as defined). Moreover, the Law provided that the new values resulting from the revaluation are to be depreciated over the remaining useful lives of the fixed assets. In accordance with SFAS No. 109, no deferred tax asset was recorded for the future benefits of the inflation adjustment.

The Venezuelan Income Tax Law provides for tax losses and investment tax credits to be carried forward over the following three years to reduce income tax payable. At September 30, 2001, Sivensa and its subsidiaries had tax loss carryforwards amounting to Bs 57,344 million (equivalent to US$77 million), of which Bs 24,173 million is available to offset future taxable income until the end of fiscal 2002, Bs 14,141 million until the end of fiscal 2003 and Bs 19,030 million until the end of fiscal 2004. At September 30, 2001, some subsidiaries also had investment tax credits amounting to Bs 6,371 million (equivalent to US$8.5 million), of which Bs 6,199 million may be applied against future income tax liabilities until the end of fiscal 2002, Bs 116 million until the end of fiscal 2003 and Bs 56 million until the end of fiscal

2004. Utilization of these tax loss carryforwards and investment tax credits is dependent on realizing future taxable income in the appropriate company. Deferred tax assets relating to these tax loss carryforwards and investment tax credits have been reduced by a valuation allowance representing the portion of those assets for which they will probably not be realized. Changes in the valuation allowance from year to year were mainly due to changes in the amounts of deferred tax assets to which it relates.

The components of the net deferred income tax asset are as follows:

	September 30,		
	2001	2000	1999
	(Thousands of U.S. dollars)		
Investment tax credits	8,574	17,248	17,386
Tax loss carryforwards	28,805	52,999	34,902
Business assets tax credits	7,320	10,774	9,080
Uncollected income from drawbacks	(1,482)	(2,675)	(2,292)
Allowances and provisions not deductible until paid	286	7,974	4,349
Other, net	300	(144)	90
	43,803	86,176	63,515
Valuation allowance	(37,413)	(60,143)	(35,614)
Net deferred income tax asset	6,390	26,033	27,901
Included in:			
Prepaid expenses and deferred income tax (current)	3,760	3,116	4,907
Deferred income tax (long-term)	2,630	22,917	22,994
	6,390	26,033	27,901

Business assets tax -

Venezuelan business assets tax was enacted as a supplementary tax to Venezuelan income tax and is calculated on the basis of the simple average of the taxpayer's tangible and intangible assets located in Venezuela, which were involved in the production of income from business or industrial activities. The tax rate applicable to the asset base is 1% a year, reduced by the percentage of export sales to total sales. This tax and income tax are calculated together, and the greater of the two is the tax liability.

Sivensa and some of its subsidiaries paid business assets tax in fiscal 2001, 2000 and 1999 and other subsidiaries paid income tax. The business assets tax for fiscal 2001 amounted to US$1,346,000 (US$4,109,000 and US$4,502,000 in 1999). The payment of this tax may be applied as a tax credit against any income tax liability incurred over the next three tax years.

Value added tax and wholesale and luxury tax -

In 1994 the Wholesale and Luxury Tax (ICSVM) Decree-Law was enacted. This tax is based on a tax credit system and applies to the different stages of production and sales. It is payable based on the value added at each stage. This system incorporated additional tax rates of 10%

and 20% over goods and services considered as luxury items. The ICSVM rate is set annually in the Budget Law, which until May 1999 was 16.5%. The Law provides for a special tax rate (0%) for exporters, granting them the right to recover tax credits from the purchase or import of goods and services based on the ratio of export sales to total sales.

In May 1999 the Venezuelan government, through a Decree-Law, repealed and substituted the ICSVM tax by the value added tax (VAT). The VAT kept the same ICSVM structure, but certain changes were made, namely: 1) the applicable tax rate, which was set at 14.5% for 2001 and 2000 (15.5% in 1999); 2) the elimination of additional tax rates and; 3) the modification of the system for the recovery of credits by exporters, including the possibility of offsetting or transferring tax credits when the Tax Administration does not provide a decision within the term set forth. The special tax rate (0%) for exporters is still applied.

At September 30, 2001, Sivensa and its subsidiaries have tax credits of some US$2,341,000 (US$7,184,000 at September 30, 2000 and US$11,265,000 at September 30, 1999) from value added tax and wholesale and luxury tax (see Note 3), of which US$1,049,000 (US$1,477,000 at September 30, 2000 and US$8,009,000 at September 30, 1999) corresponds to recoverable credits from export operations.

Bank debit tax -
In May 1999 the Venezuelan government, though a Decree-Law, enacted the bank debit tax, which mainly levied debits or withdrawals made on current and savings accounts, custody deposits, or on any other type of demand deposit. Bank debit tax was also applied to liquid assets funds, trust funds and other financial market funds or financial instruments transacted by individuals or corporations with Venezuelan banks and financial institutions. The bank debit tax amounts to 0.5% and was in effect until May 2000. During the years ended September 30, 2000 and 1999, Sivensa and its subsidiaries incurred bank debit tax expenses amounting to Bs 603 million and Bs 403 million, respectively (equivalent to some US$907,000 and US$653,000, respectively).

NOTE 13 - SHAREHOLDERS' EQUITY:

Capital stock and dividends -
At September 30, 2001, Sivensa's subscribed and paid-in capital stock is represented by 3,006,871,334 common shares of Bs 20 each. The Company's authorized capital stock is Bs 80,000 million.

At September 30, 2000, the subscribed and paid-in capital stock of Sivensa consisted of 2,674,496,988 Class "A" common shares and 172,120,105 Class "B" common shares of Bs 20 each. While both classes of shares are entitled to one vote per share at shareholders' meetings, only Class "A" common shares gave the right to vote in the election of the Board of Directors. Classes "A" and "B" common shares are entitled to receive the same dividends and to participate equally in proceeds of the Company upon liquidation. Shareholders are entitled to subscribe increases in capital stock in proportion to the number of shares held.

At a Regular General Shareholders' Meeting held on January 30, 2001, the shareholders approved the proposal of the Board of Directors dated November 10, 2000 to convert all the existing Class "B" shares into Class "A" shares, on a 1 for 1 basis. In addition, the shareholders authorized the Board of Directors to take the necessary measures with The Bank of New York to replace the denomination of the underlying asset of the American Depositary Receipts (ADRs) of Class "A" and "B" shares for common shares, and modify the terms and conditions of these ADRs, according to the Board of Directors' decision.

At September 30, 2001 and 2000, there are 43,864,399 common shares in treasury held by the subsidiary, C.A. Inversiones Siderúrgicas "Inverside."

At September 30, 2000, there were 2,775,000 common shares in treasury and 727,408,568 common shares held by the subsidiaries (included 670,531,396 Class "A" shares held by the subsidiary, Consolidated Industrial Investments ("Consolidated"), and 43,864,399 Class "A" shares held by the subsidiary, C.A. Inversiones Siderúrgicas "Inverside."

At September 30, 2001, there are some 772,251,117 common shares (609,141,233 Class "A" common shares and 130,598,860 Class "B" common shares in 2000) forming part of American Depositary Shares (ADS). Each ADS represents 98 common shares of Sivensa.

At a Special Shareholders' Meeting held on July 20, 2000, the shareholders agreed to increase the Company's subscribed and paid-in capital stock by Bs 1,209,406,920, through the issuance of 60,470,346 new shares, of which 55,899,145 are Class "A" shares and 4,571,201 are Class "B" shares, each of Bs 20. The shareholders also agreed to make a public offering only to the Company's shareholders of the shares from the approved capital stock increase and those from the initial capital stock of the subsidiary, Consolidated. This public offering will be completed in two stages: a first stage in which the shareholders will be able to exercise their preferential right as provided for in Sivensa's articles of incorporation; a second stage which will only take place if any remaining shares are placed. In the first stage all of Sivensa's shareholders will be allowed to subscribe one new Class "A" Sivensa share and to purchase one Consolidated share for every 35 Class "A" Sivensa shares and to subscribe one new Class "B" Sivensa share and purchase one Consolidated share for every 35 Class "B" Sivensa shares, based on the shareholder's interest in the Company's capital stock as recorded in Sivensa's shareholders' book. These shares may be subscribed on the fifth business day following publication of authorization granted by the Venezuelan National Securities and Exchange Commission (CNV). This public offering of shares was authorized by CNV, through Resolution No. 225-2000 dated September 20, 2000. In addition, the shareholders agreed that Class "B" Sivensa shares held by Consolidated be converted into Class "A" shares.

Once CNV had authorized this public offering and filing requirements were met pursuant to the Laws of the United States of America, Sivensa's interpretation of the CNV requirement to make the offering to both the shareholders as well as holders of ADRs, involving additional cost and time, resulted in a Special Shareholders' Meeting called by the Board of Directors on November 6, 2000 at which the following was agreed:

(i.) Revoke the capital stock increase and public offering of shares approved by the Special Shareholders' Meeting held on July 20, 2000;
(ii.) Confirm the conversion of Class "B" Sivensa shares held by the subsidiary, Consolidated, into Class "A" shares;
(iii.) Revoke the agreement entered into on July 21, 2000 between Sivensa and Consolidated, which had been authorized by the Shareholders' Meeting;
(iv.) Declare null and void any other agreement or document either directly or indirectly linked to or derived from the share subscription and acquisition plan;
(v.) Declare a dividend for Bs 16,931,468,200 by distributing 782,588,030 Class "A" shares and 63,985,380 Class "B" shares. A portion of these shares relates to the distribution of all the treasury shares held by the Company and to Sivensa shares held by wholly-owned subsidiaries, and another portion from the capital stock increase approved by this Shareholders' Meeting for Bs 3,205,084,820, through the issuance of 108,425,516 new Class "A" shares and 51,828,725 new Class "B" shares, with a par value of Bs 20 each. This dividend will be distributed in the form of two Class "A" shares or two Class "B" shares per every five Class "A" or Class "B" shares, respectively, held by the shareholders recorded in the Company's books on the fifth business day following publication of the authorization granted by the CNV;
(vi.) Authorize the subsidiaries, Consolidated, ISI, Inverside, and Procesa to hand over all their Sivensa shares to Sivensa as payment of obligations.

The CNV ratified the decision of the Special Shareholders' Meeting of November 6, 2000 to declare the capital stock increase and the public offering of shares that had been approved in the Special Shareholders' Meeting held on July 20, 2000 as null and void.

In June 1999 the Board of Directors approved an increase in capital of Bs 4,614 million (equivalent to US$7.5 million), through the issuance of 221,402,426 Class "A" shares and 9,301,501 common Class "B" shares, with a par value of Bs 20 each.

Sivensa pays dividends in bolivars (see Note 2-a). According to the Capital Markets Law, companies whose shares are traded on the stock market are required to distribute to their shareholders at least 50% of their net income (in bolivars) after income tax and transfers to legal reserves. At least 25% of this amount must be paid in cash. Under CNV rules, the basis for distribution of dividends and statutory equity does not include equity in the results of subsidiaries.

In September 2001, based on requirements of creditor banks for debt restructuring indicated in Note 9, Sivensa requested that CNV be exempted from the obligation to declare and pay minimum dividends for a six-year period as from the effective date of the second debt restructuring. This request was approved by CNV on October 19, 2001, but it is conditioned to the approval of the Shareholder's Meeting.

Stock option plan -
Sivensa offers its executives an option plan to purchase shares. These options allow them to acquire, anytime over a four-year period from the date the options are granted, Sivensa shares at the share market price as of the fiscal year-end prior to the date the options were granted. Charges to results relating to this option plan are not material.

A summary of the changes in the outstanding options is presented below:

Options	Number of shares	Average exercise price
		(Bs)
Outstanding at September 30, 1998	1,821,548	155.34
Granted	294,087	50.10
Exercised	(484,058)	29.66
Outstanding at September 30, 1999	1,631,577	173.67
Granted	294,099	25.00
Forfeited	(651,315)	159.59
Outstanding at September 30, 2000	1,274,361	152.32
Additional granted as a result of stock dividends	509,744	-
Forfeited	(960,645)	179.07
Effect from the sale of a subsidiary	(370,288)	26.55
Outstanding at September 30, 2001	453,172	27.04

The following table summarizes the information on the options outstanding at September 30, 2001:

Number outstanding	Exercise price	Expiration date
	(Bs)	
219,791	36.80	September 30, 2002
233,381	17.86	September 30, 2003
453,172		

Legal reserve -
The legal reserve covers a requirement whereby Venezuelan companies must set aside 5% of their net income (in bolivars) until the reserve reaches the equivalent of at least 10% of their capital stock (in bolivars).

NOTE 14 - FOREIGN EXCHANGE:

In July 1994 the Venezuelan government established an exchange control system based on a single exchange rate controlled for the U.S. dollar. In April 1996 the free convertibility of the bolivar was reestablished in Venezuela and, subsequently, all controls and restrictions on exchange operations were lifted.

In July 1996 the Venezuelan government announced the establishment of a trading band for the bolivar. Then, in January 1997 it established an initial central parity of Bs 472/US$1 and a crawling band of 7.5% above and below the central parity. Between July 1996 and August 1997, the central parity increased 1.32% a month. Between August 1997 and January 1998, the central parity increased 1.16% a month. After January 1998 the central parity increased 1.28% a month.

NOTE 15 - ROYALTIES:

In November 1992 the subsidiary, Fior de Venezuela, S.A., and Voest-Alpine Industriealagenbau Gmbh (VAI) signed a cooperation agreement, whereby both companies agreed to jointly develop basic engineering for the "Finmet process" (an iron-ore direct reduction process). Additionally, Fior and VAI entered into a sales agreement defining the countries where Fior and VAI will each have exclusive promotion and marketing rights in respect of the Finmet process and its improvements. In accordance with the provisions of this agreement, Fior has the right to receive a minimum amount of US$6 per metric ton from VAI on the nominal design capacity of any new Finmet plant. Fifty per cent of this royalty will be paid to Fior or a subsidiary thereof within a 30-day period after assembly of electromechanical facilities begins; the remaining 50% shall be paid within a 30-day period after the date of the provisional acceptance of the plant. In May 1997 Fior assigned its rights under this agreement to Brifer, as well as the patents and rights on the Finmet process.

In 1996 The Broken Hill Proprietary Company Limited (BHP) began assembly of the electromechanical facilities of a plant in Port Hedland, Australia, with an estimated annual capacity of 2,000,000 metric tons. This plant will use the Finmet process, which represents a total potential royalty of US$12,000,000. In fiscal 1996 Brifer recognized income of US$6,000,000 from royalties on this process. In 1999 it was determined that the expected capacity of this plant will be higher than originally estimated; therefore, Brifer recognized an additional US$1,000,000 in income during 1999 to complement the previous royalty. The remaining US$6,000,000 will be paid to Brifer (50% owned by IBH) and recognized as income once the provisional acceptance of this plant is obtained. This payment is subject to negotiations between IBH and BHP as indicated in Note 7.

Under the Joint Venture agreement with BHP, as mentioned in Note 7, 50% of the Brifer shares were sold to BHP in September 1997.

NOTE 16 - BUSINESS SEGMENT REPORTING:

Sivensa's business is divided into the following segments:

Hot Briquetted Iron (HBI) -
The chain of production starts with the reduced iron briquettes made by plants belonging to Venprecar and Operaciones RDI (plant formerly owned by Fior) (see Note 7). Most production of briquettes is exported and the remainder is used, along with scrap metal and other inputs, in the steel mills of Sidetur.

Steel -
Sidetur steel mills produce steel billets. Some of these semi-finished products are exported and the rest are used by Sidetur's rolling mills to manufacture finished products.

Steel wire -
Vicson produces wire and wire products used in the construction, agriculture and manufacturing sectors. Vicson's main products are barbed wire, mattress-coil wire, wire for beaded ends for tires, galvanized wire, nails, cyclone fencing and chicken fencing.

Auto parts -
The plants for automotive parts of Danaven and Procesa manufacture original parts and spare parts for the assembly plants. Original components include front and rear axles, hook joints, axle points and chassis. Replacement parts include filters, belts, hoses, gaskets, shock absorbers, springs and steel wheels. As explained in Notes 1 and 2-b, in 2001 this segment was considered a discontinued operation.

The relevant business segment data is provided below:

	Years ended September 30,		
	2001	2000	1999
	(Thousands of U.S. dollars)		
Total net sales:			
HBI -			
Local market	3,673	17,220	4,540
Exports	57,455	62,910	47,922
	61,128	80,130	52,462
Steel -			
Local market	167,470	140,891	148,972
Exports	22,501	30,223	43,108
	189,971	171,114	192,080

	Years ended September 30,		
	2001	2000	1999
	(Thousands of U.S. dollars)		
Steel wire -			
Local market	47,491	42,464	39,219
Exports	32,152	28,462	25,660
	79,643	70,926	64,879
Other -			
Local market	6,520	7,733	24,405
Exports	131	79	522
	6,651	7,812	24,927
	337,393	329,982	334,348
Intra-Sivensa eliminations	(3,892)	(14,621)	(6,874)
	333,501	315,361	327,474
Operating income (loss):			
HBI	(16,846)	(1,964)	(15,957)
Steel	22,073	12,315	1,639
Steel wire	6,885	4,497	2,147
Other	(708)	(1,298)	(3,679)
	11,404	13,550	(15,850)
Corporate	(7,313)	(8,215)	(8,104)
Intra-Sivensa eliminations	502	350	(42)
	4,593	5,685	(23,996)
Minority interests in the results of subsidiaries:			
HBI	22,734	6,021	4,555
Steel wire	(1,701)	(953)	1,195
Other	115	(452)	3,062
	21,148	4,616	8,812
Identifiable assets at the end of the year:			
HBI	134,829	142,888	204,190
Equity investment in HBI	54,273	109,013	70,695
Steel	162,949	173,313	228,175
Equity investment in steel	42,073	42,073	69,706
Auto parts	-	209,370	245,283
Steel wire	73,334	63,755	67,408
Other	75,945	138,028	17,191
Corporate	361,511	397,292	410,941
	904,914	1,275,732	1,313,589
Intra-Sivensa eliminations	(425,687)	(499,700)	(393,911)
	479,227	776,032	919,678

	Years ended September 30,		
	2001	2000	1999
	(Thousands of U.S. dollars)		
Export sales:			
North America -			
HBI	32,824	39,384	39,180
Steel wire	3,884	4,193	5,470
Steel	565	5,692	8,544
Other	-	-	382
	37,273	49,269	53,576
South America, Central America and Caribbean -			
Steel	21,936	24,531	34,564
HBI	3,089	2,059	2,734
Steel wire	28,268	24,269	20,144
Other	131	79	140
	53,424	50,938	57,582
Asia -			
HBI	-	3,247	264
Europe -			
HBI	21,542	18,220	5,744
Other	-	-	46
	21,542	18,220	5,790
	112,239	121,674	117,212
Depreciation and amortization:			
HBI	12,035	12,193	9,949
Steel	11,234	10,450	13,353
Steel wire	2,949	2,417	2,397
Other	388	31	874
Corporate	245	348	453
	26,851	25,439	27,026
Intra-Sivensa eliminations	(168)	(168)	(168)
	26,683	25,271	26,858

NOTE 17 - ACCOUNTS AND TRANSACTIONS WITH RELATED COMPANIES:

Sivensa and its subsidiaries, under various contractual agreements, conduct business with some of their minority partners and other affiliates. Accounts with these related companies comprise the following:

	September 30,	
	2001	2000
	(Thousands of U.S. dollars)	
Accounts receivable:		
Orinoco Iron, C.A.	1,657	5,829
Operaciones RDI, C.A.	2,993	440
Dana Corporation	-	8,412
Brifer International, Ltd.	-	14
Transejes Colombia	-	6
Other	882	1,313
	5,532	16,014
Long-term accounts receivable:		
C.V.G. Ferrominera del Orinoco	3,000	5,237
Consorcio Siderurgia Amazonia, Ltd.	1,138	974
	4,138	6,211
Accounts payable:		
C.V.G. Ferrominera del Orinoco	19,817	17,304
Siderúrgica del Orinoco, C.A.	1,992	8,555
Smith Tools	1,079	1,087
Others	11	-
	22,899	26,946

Significant transactions with related companies comprise the following:

	Years ended September 30,		
	2001	2000	1999
	(Thousands of U.S. dollars)		
Sales	4,208	92,070	103,102
Purchases of spare parts and supplies	407	58,695	47,305
Purchase of iron ore	32,041	35,433	29,108
Royalty expenses	407	1,726	2,313
Interest income (Note 7)	1,080	9,986	8,306
Other income	-	-	443

The iron ore used to make briquettes is acquired from C.V.G. Ferrominera del Orinoco, C.A., a Venezuelan state-owned company and the sole supplier of iron ore in Venezuela under long-term contracts. Prices are based on international market prices. There are no commitments to buy minimum quantities. The account payable to Ferrominera bears interest on expired balances.

Most foreign minority partners provide technological assistance or license proprietary technology in return for a royalty based upon a percentage of net sales of their respective Joint Venture.

During fiscal years 2000 and 1999, Sivensa's net sales to Dana Corporation and its subsidiaries accounted for 14.2% and 15.1%, respectively, of Sivensa's consolidated net sales. Net sales to Dana Corporation are included in discontinued operations (see Notes 1 and 2-b).

In 2001 and 2000, the shareholders decided that participations of IBH in loans granted to Orinoco Iron be contributed to increase Orinoco Iron's capital stock (see Note 7).

NOTE 18 - COMMITMENTS AND CONTINGENCIES:

Litigation and other claims -
A number of lawsuits and claims arising in the normal course of business are pending against Sivensa and its subsidiaries and their possible final effect cannot be quantified. In the opinion of management, based on the advice of the Company's legal counsel, these matters should not have a material adverse effect on Sivensa's consolidated financial position or the consolidated results of operations.

Environmental compliance and remediation -
Sivensa and its subsidiaries are subject to environmental laws and regulations in force in Venezuela. Sivensa and its subsidiaries have not received any claims from Venezuelan environmental and health regulatory authorities relating to environmental matters and is not aware of any complaint or conditions that would be expected to result in claims related to environmental violations that would have, in the opinion of management, a material adverse effect on the financial position or consolidated results of operations of Sivensa and its subsidiaries.

NOTE 19 - RECENTLY ISSUED ACCOUNTING STANDARDS:

In June 1998 the Financial Accounting Standards Board (FASB) issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments and requires an entity to recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. In June 1999 the FASB issued SFAS No.137 postponing the adoption date of SFAS No. 133. In June 2000 the FASB issued SFAS No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities" - an amendment of SFAS No. 133. As such, the Company is not required to adopt the statement until the beginning of its fiscal year on October 1, 2000. The Company does not currently utilize derivative instruments and, consequently, this statement has not had an impact on the results of its operations or its financial position.

In September 2000 the FASB issued SFAS No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." This statement supersedes SFAS No. 125 and it is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. The Company considers that this statement has not had an impact on the results of its operations or its financial position.

In June 2001 the FASB issued SFAS No. 141 "Business Combinations" and SFAS No. 142 "Goodwill and Other Intangible Assets." SFAS No. 141 supersedes Accounting Principles Board Opinion No. 16 (APB 16) "Business Combinations." The most significant changes made by SFAS No. 141 are (1) requiring that the purchase method of accounting be used for all business combinations initiated after June 30, 2001; (2) establishing specific criteria for the recognition of intangible assets separately from goodwill and; (3) requiring unallocated negative goodwill to be written off immediately as an extraordinary gain instead of being deferred and amortized. The Company considers that this statement has not had an impact on the results of its operations or its financial position.

SFAS No. 142 supersedes APB No. 17 "Intangible Assets." SFAS No. 142 primarily addresses accounting for goodwill and intangible assets subsequent to their acquisition, and its provisions will be effective for fiscal years beginning after December 15, 2001. The most significant changes made by SFAS No. 142 are that: (1) goodwill and indefinite-lived intangible assets will no longer be amortized; (2) goodwill will be tested for impairment at least annually; (3) intangible assets deemed to have an indefinite life will be tested for impairment at least annually and; (4) the amortization period of intangible assets with finite lives will no longer be limited to 40 years. The Company considers that this statement will not have an impact on the results of its operations or its financial position.

In August 2001 the FASB issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. It supersedes SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of," but retains the fundamental provisions of that statement.

SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001. The Company considers that this statement will not have an impact on the results of its operations or its financial position.